UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Access Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

00434L109

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434L109	Page 2 of 9

1.	Names of Reporting Persons The Williams Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,477,717 Common Units+
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 46,477,717 Common Units+
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,477,717 Common Units+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7%++
14.	Type of Reporting Person (See Instructions) CO

+	Includes 6,340,022 Common Units issuable upon conversion of 6,340,022 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 190,049,093 of the Issuer’s Common Units outstanding as of June 13, 2014 and a total of 6,340,022 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

Introduction

Item 1. Security and Issuer

This Amendment No. 1 amends Items 1, 2, 3, 4, 5, 6, and 7 of the Schedule 13D originally filed by The Williams Companies, Inc. (“Williams’) on December 20, 2012 (the “Original Schedule 13D”) This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of Access Midstream Partners, L.P. (the “Issuer”). The Issuer is a Delaware limited partnership and its principal executive offices are located at 900 NW 63rd Street, Oklahoma City, Oklahoma 73118. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D shall remain unchanged.

Common Units are issuable on a one-for-one basis upon the conversion of the Convertible Class B units representing limited partner interests of the Issuer (“Class B Units”).

Item 2. Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

(a) This Schedule 13D is filed by Williams.

(b) The business address of Williams is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of Williams is to provide the energy infrastructure to connect North America’s hydrocarbon resource plays to markets for natural gas, natural gas liquids and olefins.

(d)–(e) During the past five years, Williams has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling Williams, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. None of the Listed Persons have any beneficial interest in any Common Units. To Williams’s knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Williams has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference herein.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On June 14, 2014, Williams entered into a purchase agreement (the “Purchase Agreement”) with GIP II Eagle Holdings Partnership, L.P., GIP II Hawk Holdings Partnership, L.P., GIP II Eagle 2 Holding, L.P. and GIP Hawk 2 Holding, L.P. to acquire from such entities 48,742,361 Common Units and 6,340,022 Convertible Class B Units of the Issuer, and 500 limited liability company units, which constitute 50 percent of the outstanding equity interests, of Access Midstream Ventures, L.L.C. (“AMV”), the sole member of Access Midstream Partners GP, L.L.C. (the “General Partner”), which serves as the general partner of the Issuer and holds all of the Issuer’s incentive distribution rights and a 2.0 percent general partner interest in the Issuer (together, the “GIP Purchase”).

Upon consummation of the GIP Purchase, Williams will indirectly own 100 percent of the outstanding equity of the General Partner, and approximately 50 percent of the limited partner interests in the Issuer (assuming no additional equity issuances by the Issuer). The consideration for the GIP Purchase is $5.995 billion subject to adjustments related to distributions received by the sellers through the closing date.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement filed as Exhibit 1, which is incorporated in its entirety in this Item 4.

Williams will fund the GIP Purchase through a combination of the net proceeds of an underwritten public offering of its equity and the incurrence of new indebtedness, which may include an offering of capital markets debt or borrowings under its revolving credit facility or the Bridge Facility described below, and cash on hand.

Williams has obtained a backup financing commitment for an up to $5.995 billion bridge facility (the “Bridge Facility”) to fund the payment of the consideration for the GIP Purchase, if necessary. Pursuant to such commitment, the amount available for borrowing under the Bridge Facility will be reduced by the amount of any net proceeds received by Williams from any underwritten public offerings of its equity or debt securities.

The agreement governing the GIP Purchase includes customary representations, warranties, covenants and indemnities. The agreement is also subject to customary closing conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and contains certain termination rights for the parties, including if the closing of the transactions contemplated by the agreement does not occur by December 31, 2014. The closing of the GIP Purchase is not conditioned upon the consummation of the Proposed Merger (defined below). The closing of the GIP Purchase is anticipated to occur in the third quarter of 2014.

On June 15, 2014, Williams announced that it had proposed the merger of Williams Partners L.P. (“WPZ”) with and into the Issuer (the “Proposed Merger”) following the completion of the GIP Purchase in a unit-for-unit exchange at a ratio of 0.85 Common Units of the Issuer per WPZ common unit. The terms of the Proposed Merger also include an option for WPZ unitholders to elect to receive either a one-time special payment of $0.81 per unit or an equivalent value of additional Common Units of the Issuer to compensate current WPZ unitholders for lower expected per-unit cash distributions in 2015.

Williams expects to negotiate the terms of the Proposed Merger with the conflicts committee of the board of directors of the general partner of each of WPZ and the Issuer. Each conflicts committee, comprised solely of independent board members, is expected to retain legal and financial advisors. The Proposed Merger is subject to approval by each conflicts committee and by WPZ unitholders. Williams has the ability to determine the outcome of the approval of WPZ unitholders without seeking a separate vote of non-affiliated WPZ unitholders by virtue of its ownership interest in WPZ. Williams does not intend to seek the approval of non-affiliated WPZ unitholders.

Williams may make additional purchases of Common Units either in the open market or in private transactions. Any actions that Williams might undertake, including any actions to acquire additional Common Units, or to retain or sell all or a portion of its interests in ACMP will be dependent upon Williams’s review of numerous factors, including, among other things, the price levels of the Common Units;

general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as described in this Item 4, Williams has no other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. Williams may change its plans or proposals in the future. Williams reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its respective holdings of securities of the Issuer or to change its intentions with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Williams is the record and beneficial owner of (i) 6,340,022 Class B Units. The Class B Units may be converted into Common Units on a one-for-one basis. If converted, Williams would be the record and beneficial owner of 46,477,717 Common Units, representing 23.7% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). None of the Listed Persons have any beneficial interest in any Common Units.

(b) If the Class B Units discussed in this Schedule 13D were converted into Common Units, Williams would have (i) sole power to vote 46,066,717 Common Units, (ii) shared power to vote 0 Common Units; (iii) sole power to dispose of 46,477,717 Common Units, and (iv) shared power to vote 0 Common Units.

(c) Except as described in Item 4 above and Item 6 below, neither Williams nor, to the knowledge of Williams, any of the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d) Williams has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by Williams to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by Williams.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

1	Purchase Agreement dated as of June 14, 2014, by and among GIP II Eagle Holdings Partnership, L.P., GIP II-Hawk Holdings Partnership, L.P., GIP II Eagle 2 Holdings, L.P. and GIP Hawk 2 Holding, L.P. and The Williams Companies, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2014

The Williams Companies, Inc.

By:	/s/ Sarah C. Miller
Name: Sarah C. Miller Title: Corporate Secretary

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer & President

Citizenship: USA

Frank E. Billings

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Allison G. Bridges

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – West

Citizenship: USA

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

John R. Dearborn, Jr.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – NGL & Petchem Services

Citizenship: USA

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Administrative Officer

Citizenship: USA

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Atlantic – Gulf

Citizenship: USA

Fred E. Pace

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – E&C (Engineering and Construction)

Citizenship: USA

Brian L. Perilloux

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Operational Excellence

Citizenship: USA

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & General Counsel

Citizenship: USA

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Northeast G&P

Citizenship: USA

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Board of Directors of The Williams Companies, Inc.

Alan Armstrong

(see Above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Kathleen B. Cooper

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: Canada

Juanita H. Hinshaw

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm)

Citizenship: USA

Ralph Izzo

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, President and Chief Executive Officer of Public Service Enterprise Group Inc.

Citizenship: USA

Frank T. MacInnis

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the Board of The Williams Companies, Inc.

Citizenship: USA

Eric W. Mandelblatt

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Managing Partner & Chief Investment Officer of Soroban Capital Partners, LLC

Citizenship: USA

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector)

Citizenship: Canada

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Exhibit 10.1

EXECUTION VERSION

PURCHASE AGREEMENT

BY AND AMONG

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P.,

GIP II HAWK HOLDINGS PARTNERSHIP, L.P.

GIP II EAGLE 2 HOLDING, L.P.

AND

GIP II HAWK 2 HOLDING, L.P.

AS SELLERS

AND

THE WILLIAMS COMPANIES, INC.

AS BUYER

i

TABLE OF CONTENTS (continued)

-ii-

TABLE OF CONTENTS (continued)

-iii-

TABLE OF CONTENTS (continued)

EXHIBITS AND SCHEDULES

Exhibit A	Definitions; Rules of Interpretation

Schedule 1.01	Seller Subject Interests / Purchase Price Allocation

Schedule 2.01	Sellers Knowledge Persons

Schedule 2.02	Buyer Knowledge Persons

iv

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of June 14, 2014, is entered into by and among GIP II Eagle Holdings Partnership, L.P. (“GIP Eagle”), a Delaware limited partnership, GIP II Hawk Holdings Partnership, L.P. (“GIP Hawk”), a Delaware limited partnership, GIP II Eagle 2 Holding, L.P. (“GIP Eagle 2”), a Delaware limited partnership, and GIP II Hawk 2 Holding, L.P. (“GIP Hawk 2”), a Delaware limited partnership (each a “Seller” and collectively, the “Sellers”) and The Williams Companies, Inc., a Delaware corporation (the “Buyer”).

WHEREAS, the Sellers are the record and beneficial owners of (i) 48,742,361 Common Units (as defined herein) of Access Midstream Partners, L.P., a Delaware limited partnership (such entity, the “Partnership” and such Common Units, the “Seller Common Units”), (ii) 6,340,022 Class B Units (as defined herein) of the Partnership (such Class B Units, as adjusted at the Closing pursuant to Section 2.03, the “Seller Class B Units”), and (iii) 500 AMV Units (as defined herein) of Access Midstream Ventures, L.L.C., a Delaware limited liability company (such entity, “AMV” and such AMV Units, the “Seller AMV Units” and together with the Seller Common Units and the Seller Class B Units, the “Subject Interests”), in each case, held by the Sellers as set forth on Schedule 1.01; and

WHEREAS, the Buyer desires to purchase the Subject Interests from the Sellers, and the Sellers desire to sell the Subject Interests to the Buyer, in each case, upon the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer and the Sellers hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. Unless otherwise provided to the contrary in this Agreement, capitalized terms in this Agreement have the meanings set forth in Section 1.01 of Exhibit A.

Section 1.02 Rules of Interpretation. Unless expressly provided to the contrary in this Agreement, this Agreement shall be interpreted in accordance with the provisions set forth in Section 1.02 of Exhibit A.

ARTICLE II

SALE AND PURCHASE

Section 2.01 Sale and Purchase.

(a) Subject to the terms and conditions of this Agreement, at the Closing, the Sellers hereby agree to sell to the Buyer, and the Buyer hereby agrees to purchase from the Sellers, the Subject Interests and in consideration therefor, the Buyer agrees to pay the Sellers $5,995,000,000 in cash subject to adjustment as set forth in Section 2.02 (the “Purchase Price”), in accordance with Section 2.01(b). With respect to each Seller, the Purchase Price shall be paid in proportion to the percentage set forth opposite such Seller’s name in Schedule 1.01.

(b) The Purchase Price shall be paid in cash by wire transfer of immediately available funds to such account(s) as shall be designated by the Sellers at least three (3) Business Days prior to the Closing Date.

(c) The Parties hereby agree that Schedule 1.01 shall be deemed to be the allocation of the Purchase Price for applicable Tax purposes and the Parties shall prepare and file all applicable Tax Returns in a manner consistent with such allocation and this Section 2.01(c). The Parties will endeavor in good faith to agree to any additional detailed allocation for Tax purposes as may be necessary.

Section 2.02 Purchase Price Adjustment for Distributions. The Purchase Price shall be reduced by the amount (expressed as a dollar value) of any AMV Unit Distributions and any Common Unit Distributions as to which the Sellers are the record holders on and with respect to the record date for such distributions, which AMV Unit Distributions and Common Unit Distributions are actually paid to Sellers. “AMV Unit Distributions” means the amount of any distribution made or declared by AMV in respect of the Seller AMV Units between the date hereof and the Closing Date. “Common Unit Distributions” means the amount of any distributions made or declared by the Partnership in respect of the Seller Common Units between the date hereof and the Closing Date. The Purchase Price shall be increased by an amount equal to $16,325,000 per month for each month from and including September 2014, in which the Sellers are the record holders of the Subject Interests on the 7th day of such month.

Section 2.03 Adjustment of Class B Units. At the Closing, Schedule 1.01 shall be updated to include any Class B Unit Distributions. “Class B Unit Distributions” means the amount of any distributions of Class B Units made or declared by the Partnership in respect of the Seller Class B Units between the date hereof and the Closing Date.

Section 2.04 Closing. Subject to the prior or concurrent satisfaction or valid waiver of the conditions set forth in Article VII, the closing of the transactions referred to in Section 2.01(a) (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, commencing at 10:00 a.m. local time (a) on the day that is two (2) Business Days after the date on which the last of the conditions set forth in Article VII (other than any such conditions which by their terms are not capable of being satisfied until the Closing Date) is satisfied or validly waived, or (b) at such other place and on such other date or time as the Parties may mutually agree (the date and time on which the Closing takes place, the “Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE SELLERS

The Sellers jointly and severally represent and warrant to the Buyer as of the date hereof and as of the Closing Date (except for such representations and warranties expressly made as of a specified date) as follows:

Section 3.01 Existence. Each Seller (a) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and (b) has all requisite power, and has all material governmental licenses, authorizations, consents and approvals, necessary to own its properties and carry on its business as now being conducted, except where the failure to have such licenses, authorizations, consents and approvals would not have a Seller Material Adverse Effect.

Section 3.02 Validity of Agreement; Authorization. Each Seller has the requisite power and authority to enter into the Transaction Documents to which it is or will be party, and to carry out its obligations thereunder. The execution and delivery of the Transaction Documents and the performance of each Seller’s obligations thereunder have been duly authorized by the board of managers, board of directors or similar governing body of such Seller or its general partner and no other proceedings on the part of such Seller or its general partner are necessary to authorize such execution, delivery and performance. Each of the Transaction Documents to which a Seller is or will be a party has been (in the case of this Agreement and the Transaction Documents executed on the date hereof), or will be at the Closing (in the case of any other Transaction Documents), duly executed and delivered by such Seller and constitutes, or will constitute at the Closing, as applicable, such Seller’s valid and binding obligation, enforceable against such Seller in accordance with its terms (except to the extent that its enforceability may be limited by the Remedies Exception).

Section 3.03 Consents and Approvals. No consent, approval, waiver or authorization of, or filing, registration or qualification with any Governmental Authority or any other Person is required on the part of any Seller for such Seller to execute and deliver the Transaction Documents to which it is or will be party, or to perform its respective obligations thereunder, other than (i) any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (ii) any consent, approval, waiver or authorization that would not have a Seller Material Adverse Effect or Company Material Adverse Effect. For purposes of clarification, the Parties acknowledge that the Sellers are not making any representation and warranty in this Section 3.03 with respect to any Contract to which a Seller is not, but an Acquired Company is, a party.

Section 3.04 No Breach. The execution, delivery and performance by each Seller of the Transaction Documents to which it is or will be a party, and compliance by each Seller with the terms and provisions thereof, do not and will not (a) violate any provision of any Law applicable to such Seller, AMV or the General Partner or any of their respective properties, (b) result in any breach or violation of any provision of the Organizational Documents of such Seller, AMV, the General Partner or the Partnership, (c) result in any material violation or breach of or constitute (with or without due notice or lapse of time or both) a material default under any Contract to which any Seller, AMV or the General Partner is a party or by which any Seller, AMV, the General Partner or any of their respective properties may be bound or receives any material right or benefit or (d) except as expressly provided in the Transaction Documents, result in the loss by any Seller, AMV or the General Partner of, or confer, grant, accelerate, give rise to or vest, for the benefit of any Person other than any Seller, AMV, the General Partner or any Affiliate thereof, any right, remedy or benefit, including any right of offer, refusal, termination, cancellation or acceleration, under any Contract to which any Seller, AMV or the General Partner is a party or by which any Seller, AMV, the General Partner or any of their respective properties may be bound or receives any material right or benefit. For the avoidance of doubt, this Section 3.04 shall not cover Contracts to which the General Partner is a party or is bound solely on behalf of another Acquired Company or properties of any Acquired Company not otherwise held or owned directly by the General Partner.

Section 3.05 Ownership, Due Authorization and Transfer of Subject Interests.

(a) Each Seller is the record and beneficial owner of the Subject Interests set forth opposite its name on Schedule 1.01, free and clear of any and all Encumbrances (other than Encumbrances existing under the Partnership Agreement, the AMV Agreement or arising under applicable securities Laws). The Subject Interests are the only interests in AMV, the Partnership, or any Affiliate thereof owned by the Sellers or their Affiliates. Each Seller has the power, authority and legal capacity to sell, transfer, assign and deliver the Subject Interests held by it as provided in this Agreement, and such delivery will convey to the Buyer good and marketable title to such Subject Interests, free and clear of any and all Encumbrances (other than Encumbrances existing under the Partnership Agreement, the AMV Agreement or arising under applicable securities Laws).

(b) All of the Subject Interests have been duly authorized and validly issued in accordance with the Organizational Documents of the Partnership and AMV, as applicable, are fully paid (to the extent required by the Organizational Documents of the Partnership and AMV, as applicable) and nonassessable (except as such nonassessability may be affected by Sections 17-607 and 17-804 of the DRULPA and 18-607 and 18-804 of the DLLCA).

(c) Except as set forth in the AMV Agreement, there are no outstanding options, warrants or similar rights to purchase or acquire from any Seller any of the Subject Interests.

Section 3.06 Litigation. As of the date hereof, there are no Proceedings pending or, to the Knowledge of the Sellers, threatened, against any of the Sellers or to which any of the Sellers is otherwise a party or, to the Knowledge of the Sellers, a threatened party, challenging the transactions contemplated by the Transaction Documents or otherwise relating to such transactions, the Subject Interests or the Transaction Documents.

Section 3.07 Financial Advisors. No Seller has incurred any Liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement for which any Acquired Company or the Buyer will have any responsibility or Liability whatsoever.

Section 3.08 Solvency. There are no bankruptcy, insolvency, reorganization, receivership or arrangement procedures pending with respect to, being contemplated by, or, to the Knowledge of the Sellers, threatened against any Seller, and both before and after consummation of the respective transactions contemplated by the Transaction Documents, each Seller (a) will be able to pay its debts, including its stated and contingent liabilities, as they mature, (b) will not have unreasonably small capital for the business in which it is or will be engaged and (c) will be solvent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO CERTAIN

ACQUIRED COMPANIES

The Sellers jointly and severally represent and warrant to the Buyer as of the date hereof and as of the Closing Date (except for such representations and warranties expressly made as of a specified date) as follows:

Section 4.01 Formation; Due Qualification and Authority. Each of the General Partner, AMV and the Partnership is a limited partnership or limited liability company, as the case may be, and each of the foregoing (a) is duly formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, and (b) is duly authorized, qualified or licensed to do business and is in good standing in each jurisdiction in which such entity currently conducts businesses or owns, operates, leases, licenses, uses or operates any properties or assets, except, in the case of clause (b), as would not have a Company Material Adverse Effect.

Section 4.02 Capitalization.

(a) Partnership. As of the date of this Agreement, excluding (i) any equity interests issued or issuable pursuant to any employee compensation or incentive plan, program, policy, agreement or arrangement of the General Partner, AMV or the Partnership and (ii) the Common Units and the Class B Units, (A) the only issued and outstanding Partnership Interests (as defined in the Partnership Agreement) consist of the GP Interest and the Incentive Distribution Rights and, (B) except as set forth in the GP Agreement, the AMV Agreement or the Partnership Agreement, there are no rights granted by the Sellers or their Affiliates, the General Partner, AMV, or the Partnership entitling any Person to purchase or otherwise acquire Partnership Interests (as defined in the Partnership Agreement). Notwithstanding the foregoing, the Sellers make no representation or warranty in this Section 4.02(a) with respect to any matter, fact or circumstance as to which the Buyer has Knowledge.

(b) General Partner Interest and the Incentive Distribution Rights in the Partnership. The General Partner is the sole general partner of the Partnership and the record and beneficial owner of the general partner interest in the Partnership (the “GP Interest”) with a Percentage Interest (as defined in the Partnership Agreement) of 2.0% (except to the extent contributions under Section 5.2(b) of the Partnership Agreement are required to maintain such Percentage Interest) and all of the Incentive Distribution Rights. The GP Interest and the

Incentive Distribution Rights have been duly authorized and validly issued in accordance with the Partnership Agreement and have been fully paid (to the extent required under the Partnership Agreement) and, in the case of the Incentive Distribution Rights, are nonassessable (except as such nonassessability may be affected by matters described in Sections 17-607 and 17-804 of the DRULPA), and the General Partner is the record and beneficial owner of such GP Interest and Incentive Distribution Rights free and clear of all Encumbrances other than restrictions imposed thereon by applicable securities Laws or by the Partnership Agreement.

(c) General Partner.

(i) AMV is the sole member of the General Partner and the record and beneficial owner of 100% of the limited liability company interests in the General Partner; such limited liability company interests have been duly authorized and validly issued in accordance with the GP Agreement and have been fully paid (to the extent required under the GP Agreement) and are nonassessable (except as such nonassessability may be affected by matters described in Sections 18-607 and 18-804 of the DLLCA), and AMV is the record and beneficial owner of such limited liability company interests free and clear of all Encumbrances other than restrictions imposed thereon by applicable securities Laws or by the GP Agreement.

(ii) Except as set forth in the GP Agreement, the AMV Agreement or the Partnership Agreement, as of the date hereof, there are no rights granted by the Sellers or their Affiliates, the General Partner or AMV entitling any Person to purchase or otherwise acquire any equity interests of the General Partner. Notwithstanding the foregoing, the Sellers make no representation or warranty in this Section 4.02(c)(ii) with respect to any matter, fact or circumstance as to which the Buyer has Knowledge.

(d) Manager.

(i) GIP Eagle is the record and beneficial owner of 50% of the issued and outstanding limited liability company interests in AMV. All of such interests have been duly authorized and validly issued in accordance with the AMV Agreement and are fully paid (to the extent required under the AMV Agreement) and nonassessable (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA), and GIP Eagle is the record and beneficial owner of such limited liability company interests free and clear of all Encumbrances other than restrictions imposed thereon by applicable securities Laws or by the AMV Agreement. Upon the Closing, GIP Eagle will cease to be a member of AMV, and the Buyer will be the sole member of AMV.

(ii) Except as set forth in the GP Agreement, the AMV Agreement or the Partnership Agreement, as of the date hereof, there are no rights granted by the Sellers or their Affiliates or AMV entitling any Person to purchase or otherwise acquire any equity interests of AMV. Notwithstanding the foregoing, the Sellers make no representation or warranty in this Section 4.02(d)(ii) with respect to any matter, fact or circumstance as to which the Buyer has Knowledge.

(e) Except as set forth in the Organizational Documents of the General Partner, AMV or the Partnership, assuming the accuracy of the representations of the Buyer set forth in Section 5.05, the delivery or sale of the Subject Interests as contemplated by this Agreement is exempt from registration requirements of the Securities Act.

(f) None of the Subject Interests have been offered, issued, sold or transferred in violation of any applicable Law or preemptive or similar rights. Other than the Registration Rights Agreement, none of the Acquired Companies is under any obligation, contingent or otherwise, by reason of any Contract, to register the offer and sale or resale of any of the Subject Interests under the Securities Act.

(g) The Seller Common Units and Seller Class B Units have, as of the date hereof, those rights, preferences, privileges and restrictions governing the Seller Common Units and Seller Class B Units as are reflected in the Partnership Agreement. The Seller AMV Units have, as of the date hereof, those rights, preferences, privileges and restrictions governing the Seller AMV Units as are reflected in the AMV Agreement.

(h) The Common Units issuable upon conversion of the Seller Class B Units have been duly authorized in accordance with the Partnership Agreement and, when issued and delivered to the Buyer as contemplated in accordance with the Partnership Agreement, will be validly issued, fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-607 and 17-804 of the DRULPA).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers as of the date hereof and as of the Closing Date (except for such representations and warranties expressly made as of a specified date) as follows:

Section 5.01 Existence. The Buyer (a) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and (b) has all requisite power, and has all material governmental licenses, authorizations, consents and approvals, necessary to own its properties and carry on its business as its business is now being conducted, except where the failure to have such licenses, authorizations, consents and approvals would not have a Buyer Material Adverse Effect.

Section 5.02 Validity of Agreement; Authorization. The Buyer has the requisite power and authority to enter into the Transaction Documents to which it is or will be party, and to carry out its obligations thereunder. The execution and delivery of the Transaction Documents and the performance of the Buyer’s obligations thereunder have been duly authorized by the board of directors or similar governing body of the Buyer, and no other proceedings on the part of the Buyer are necessary to authorize such execution, delivery and performance. Each of the Transaction Documents to which the Buyer is or will be a party has been (in the case of this Agreement and the Transaction Documents executed on the date hereof), or will be at the Closing (in the case of any other Transaction Documents), duly executed and delivered by the Buyer and constitutes, or will constitute at the Closing, as applicable, the Buyer’s valid and binding obligation, enforceable against the Buyer in accordance with its terms (except to the extent that its enforceability may be limited by the Remedies Exception).

Section 5.03 Consents and Approvals. No consent, approval, waiver or authorization of, or filing, registration or qualification with any Governmental Authority or any other Person is required on the part of the Buyer for the Buyer to execute and deliver the Transaction Documents to which it is or will be party, or to perform its obligations thereunder, other than (i) any filings required to be made under the HSR Act and (ii) any consent, approval, waiver or authorization that would not have a Buyer Material Adverse Effect. For purposes of clarification, the Parties acknowledge that the Buyer is not making any representation and warranty in this Section 5.03 with respect to any Contract to which the Buyer is not, but an Acquired Company is, a party.

Section 5.04 No Breach. The execution, delivery and performance by the Buyer of the Transaction Documents to which it is or will be a party, and compliance by the Buyer with the terms and provisions thereof do not (a) violate any provision of any Law applicable to the Buyer or its subsidiaries or any of their respective properties, (b) result in any breach or violation of any provision of the Organizational Documents of the Buyer or any of its subsidiaries or (c) result in any material violation or breach of or constitute (with or without due notice or lapse of time or both) a material default under any Contract to which the Buyer or any of its subsidiaries is a party or by which the Buyer or any of its subsidiaries or any of their respective properties may be bound or receives any material right or benefit. For the avoidance of doubt, this Section 5.04 shall not cover Contracts to which the General Partner is a party or is bound solely on behalf of another Acquired Company or properties of any Acquired Company not otherwise held or owned directly by the General Partner.

Section 5.05 Investment Intent. The Buyer (a) is an “accredited investor” as defined in Rule 501 of Regulation D of the Securities Act and (b) is acquiring the Subject Interests hereunder solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities Laws. The Buyer agrees that the Subject Interests it is acquiring hereunder may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. The Buyer is able to bear the economic risk of holding such Subject Interests for an indefinite period, and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. Without limiting the effect of the representations and warranties of the Sellers hereunder, the Buyer has had the opportunity to ask questions, receive answers and obtain such information as it considers to be relevant to its purchase of the Subject Interests hereunder.

Section 5.06 Available Funds. The Buyer has access to (through cash on hand or existing credit arrangements, arrangements with its Affiliates, any Debt Financing Sources or otherwise) all of the funds necessary for the acquisition of all of the Subject Interests pursuant to this Agreement, as and when needed, and to perform its obligations under this Agreement.

Section 5.07 Financial Advisors. The Buyer has not incurred any Liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement for which the Sellers will have any responsibility or Liability whatsoever.

Section 5.08 Litigation. As of the date hereof, there are no Proceedings pending or, to the Knowledge of the Buyer, threatened, against the Buyer or to which the Buyer is otherwise a party or, to the Knowledge of the Buyer, a threatened party, challenging the transactions contemplated by the Transaction Documents or otherwise relating to such transactions, the Subject Interests or the Transaction Documents.

ARTICLE VI

COVENANTS

Section 6.01 Consummation of the Transaction.

(a) Each Party shall, and shall cause its respective controlled Affiliates to, (i) as promptly as is reasonably practicable, diligently and in good faith, use all commercially reasonable efforts to cause the closing conditions in this Agreement to be satisfied prior to the Outside Date and (ii) coordinate and cooperate with the other Party in providing such information and supplying such assistance as may be reasonably requested by such other Party in connection with the foregoing.

(b) Without limiting the generality of the foregoing, each Party shall, and shall cause its respective controlled Affiliates to, (i) make or cause to be made filings under the HSR Act and such other filings required of such Party or any of its controlled Affiliates under any Laws with respect to this Agreement and the other Transaction Documents as promptly as is reasonably practicable and, in the case of filings under the HSR Act, no later than five (5) Business Days after the date hereof; (ii) cooperate with the other Party and furnish all information in such Party’s possession that is necessary in connection with such other Party’s filings; (iii) without limiting Section 6.01(c), use commercially reasonable efforts to secure the expiration or termination of any applicable waiting period and clearance or approval by any relevant Governmental Authority with respect to this Agreement and the other Transaction Documents as promptly as is reasonably practicable (including by refraining from acquiring or seeking to acquire any entity or assets (other than pursuant to the transactions contemplated by this Agreement) that would present a material risk of delaying or making it more difficult to secure such expiration or termination of the notice or waiting periods, clearance or approval with respect to the transactions contemplated by this Agreement); (iv) promptly inform the other Party of (and, at the other Party’s reasonable request, supply to such other Party) any communication (or other correspondence or memoranda) from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings; (v) consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions, discussions, and proceedings with Governmental Authorities relating to such filings; (vi) comply, as promptly as is reasonably practicable and with due regard to maintaining the confidentiality of information the Parties have agreed would be commercially harmful if publicly disclosed, with any requests received by such Party or any of its controlled Affiliates under the HSR Act and any other Laws for additional information, documents, or other materials; (vii) without limiting Section 6.01(c), use commercially reasonable efforts to respond to and resolve any objections as may be asserted by any Governmental Authority with respect to this Agreement and the other Transaction Documents; and (viii) use commercially reasonable efforts to contest and resist any action or proceeding instituted (or threatened in writing to be instituted) by any Governmental Authority challenging this Agreement and the other Transaction Documents as violative of any Law.

(c) For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, the Buyer shall, and shall cause its Affiliates to, take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the Parties to close the transactions contemplated by this Agreement as promptly as practicable and in any event prior to the Outside Date, including by entering into or offering to enter into any agreement or consent order requiring divestiture, hold-separate, business limitation, limitation on conduct or governance of the Buyer or any of its respective Affiliates or any member of the Acquired Companies, or similar arrangement or undertaking in connection with this Agreement, the Transaction Documents or any of the transactions contemplated hereby or thereby, except as would result in an aggregate economic effect that would have, or would reasonably be likely to have, a material adverse effect on the business or operations of the Buyer and its Subsidiaries, including the Acquired Companies, taken as a whole after the Closing Date (assuming, solely for this purpose, the Buyer and its Subsidiaries, including the Acquired Companies, taken as a whole, are the size of the Acquired Companies, taken as a whole) and, if the Buyer exercises its rights pursuant to the last sentence of this Section 6.01(c), then the Buyer shall, in any event and notwithstanding such exercise, take all such actions as are necessary in a timely manner to achieve the clearance or approval of the Governmental Authority or other party prior to the Outside Date. The Buyer shall have the right, but not the obligation, to oppose, through litigation or otherwise, any request, attempt or demand by any Governmental Authority or any other party for any divestiture, hold-separate, business limitation, limitation on conduct or governance of the Buyer or any of its respective Affiliates or any member of the Acquired Companies, or similar arrangement or undertaking in connection with this Agreement, the Transaction Documents or any of the transactions contemplated hereby or thereby, provided, that the Buyer shall, in any event and notwithstanding such exercise, take all such actions as are necessary in a timely manner to achieve the clearance or approval of the Governmental Authority or other party prior to the Outside Date.

(d) Subject to applicable Law relating to the exchange of information, the Sellers and the Buyer shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to the Sellers or the Buyer, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the transactions contemplated by this Agreement. If a Party or any of its Affiliates intends to participate in any meeting or discussion with any Governmental Authority with respect to such filings, it shall give the other Party reasonable prior notice of, and an opportunity to participate in, such meeting or discussion. For purposes of this Section 6.01, the Acquired Companies shall be considered controlled Affiliates of each of the Buyer and the Sellers.

Section 6.02 Conduct Pending the Closing.

(a) Except as otherwise expressly contemplated by this Agreement or with the prior written consent of the Buyer, from the date hereof until the Closing or termination of this Agreement as provided in Article X, the Sellers shall not:

(i) vote any of the Subject Interests in favor of: (A) any amendment to the Partnership Agreement; (B) any amendment of the GP Agreement; (C) any amendment of the AMV Agreement; (D) any Merger Agreement or Plan of Conversion (as such terms are defined in the Partnership Agreement); (E) any election to dissolve the Partnership; or (F) issuing any shares of capital stock, options, warrants, convertible securities or other rights of any kind to acquire any such shares or any other equity or ownership interest of AMV, the General Partner, the Partnership, or any of their Subsidiaries;

(ii) directly or indirectly transfer, sell, pledge, encumber or dispose of the Subject Interests (for the avoidance of doubt, without restricting any transfer, sale, pledge, encumbrance, or disposal of the equity interests of any of the Sellers or any of their direct or indirect equity holders);

(iii) amend or otherwise change the certificate of incorporation or bylaws or equivalent Organizational Documents of the Sellers in any manner that would adversely affect or impede the ability of the Sellers to consummate the transactions contemplated by this Agreement or any other Transaction Document;

(iv) (A) directly or indirectly transfer, sell, pledge, encumber or dispose of shares of capital stock, options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other equity or ownership interest in the General Partner, AMV, the Partnership, or any of their Subsidiaries (for the avoidance of doubt, without restricting any transfer, sale, pledge, encumbrance or disposal of the equity interests of any of the Sellers or any of their direct or indirect equity holders); (B) vote in favor of or consent to the issuance, sale, pledge or disposal of shares of partnership interests, partnership units, membership interests, membership units, capital stock, options, warrants, convertible securities or other rights of any kind to acquire any such interests, units, stock, shares or any other equity or ownership interest in the General Partner or AMV, or, solely to the extent that it has the power to do so, the Partnership or any of their Subsidiaries, except with respect to any Class B Unit Distributions and any equity issuances to employees in the ordinary course of business (and as otherwise previously disclosed to the Buyer); or (C) take any action intended to subject any shares of partnership interests, partnership units, membership interests, membership units, capital stock, options, warrants, convertible securities or other rights of any kind to acquire any such interests, units, stock, shares, or any other equity or ownership in the General Partner, AMV, the Partnership, or any of their Subsidiaries to any Encumbrance (other than Encumbrances pursuant to the Transaction Documents);

(v) without limiting and in addition to the rights of the Buyer under the AMV Agreement or the GP Agreement, vote or consent to, or, except as would be inconsistent with any duties of the GIP Directors and Managers under applicable Law or the applicable provisions of the GP Agreement, the AMV Agreement or the Partnership Agreement, permit the GIP Managers and Directors to vote or consent to, (A) sell, assign, transfer, lease, license or otherwise dispose of any assets owned by the General Partner, AMV, the Partnership, or any of their Subsidiaries; (B) have the General Partner, AMV, the Partnership, or any of their Subsidiaries make or commit to make any capital expenditure; or (C) create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any indebtedness of the General Partner, AMV, the Partnership, or any of their Subsidiaries or otherwise amend, modify, alter, waive or otherwise change any rights or obligations with respect thereto, including any claims thereunder; in each case of the foregoing clauses (A), (B) and (C), in excess of $100,000,000; or

(vi) agree to take any action prohibited by this Section 6.02(a).

(b) Notwithstanding Section 6.02(a), nothing contained herein shall preclude any actions with respect to any Acquired Company reasonably necessary to implement actions approved prior to the date hereof by Buyer, the General Partner or AMV, as applicable, on behalf of an Acquired Company, including as contemplated by an approved operating budget or annual plan.

(c) From the date hereof until the Closing or termination of this Agreement as provided in Article X, the Sellers and the Buyer shall not vote or consent to, or, except as would be inconsistent with the duties, respectively, of the GIP Directors and Managers, or the Class W Directors (as defined in the GP Agreement) of the General Partner and the Williams Managers (as defined in the AMV Agreement) of AMV (the “Williams Directors and Managers”), in each case under applicable Law or under the applicable provisions of the GP Agreement, the AMV Agreement or the Partnership Agreement, permit, respectively, the GIP Directors and Managers or the Williams Directors and Managers to vote or consent to, any distributions with respect to Common Units that deviate from the levels thereof provided in the distribution projection most recently reviewed by the board of directors of the General Partner prior to the date hereof or any distributions with respect to AMV Units resulting from distributions with respect to Common Units that deviate from such levels.

Section 6.03 Cooperation. After the Closing, upon reasonable written notice, the Buyer and the Sellers shall furnish or cause to be furnished to each other, during normal business hours, access to such information and assistance relating to the transactions contemplated by the Transaction Documents as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any Tax Returns, reports or forms or the defense of any Tax claim or assessment. Except as would preclude, materially impede or materially adversely affect the consummation of the transactions contemplated by this Agreement or, in the case of the Class G Directors (as defined in the GP Agreement) of the General Partner and the GIP Managers (as defined in the AMV Agreement) of AMV (the “GIP Directors and Managers”), be inconsistent with any duties of the GIP Directors and Managers under applicable Law or the applicable provisions of the GP Agreement, the AMV Agreement or the Partnership Agreement, the Sellers will, and will cause the GIP Directors and Managers to (a) not take any action that would preclude, materially impede or materially adversely affect the consummation of the WPZ Transaction and (b) take such actions reasonably requested by the Buyer in connection with the consummation of the WPZ Transaction; provided that the actions covered by this clause (b) shall be limited to procedural actions.

Section 6.04 Public Statements. The Buyer and the Sellers shall not, and each shall cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its parent entity’s or, in the case of the Sellers, the Partnership’s, equity interests are traded; provided further, that such Party uses commercially reasonable efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding the same; provided further, that nothing herein shall restrict any Party from disclosing information regarding this Agreement and the transactions contemplated hereby to its Representatives to the extent permitted by Section 6.05.

Section 6.05 Confidentiality.

(a) The Buyer shall hold, and shall cause its Representatives to hold, in confidence, from the date hereof until two (2) years following the Closing Date, all Seller Confidential Information concerning the Sellers and their respective Affiliates furnished to the Buyer by or on behalf of the Sellers or their Representatives or Affiliates in connection with the transactions contemplated by this Agreement; provided, however, that the Buyer and its Representatives may disclose such Seller Confidential Information to those of its Representatives that have a need to know such Seller Confidential Information in connection with the transactions contemplated by this Agreement. If this Agreement is terminated, the Buyer shall hold, and shall cause its Representatives to hold, in confidence all Seller Confidential Information, and shall cause its Representatives to, at the Sellers’ written request, promptly destroy all such Seller Confidential Information and not retain any copies, extracts or other reproductions in whole or in part of such Seller Confidential Information, and the Buyer shall, and shall cause its Representatives to, also destroy any documents incorporating or generated from such Seller Confidential Information that are prepared by the Buyer or its Representatives, along with all copies and reproductions thereof; provided that such obligation to return or destroy Seller Confidential Information shall not require the Buyer or its Representatives to identify and remove any such Seller Confidential Information that may exist in data or electronic form on the Buyer’s or any of its Representatives’ back-up media, and, in addition, the Buyer and its Representatives may save any copies or derivatives of Seller Confidential Information that they are requested or required to retain by any Law or Governmental Authority or pursuant to internal audit, legal, regulatory or compliance policies or procedures; provided that such retained Seller Confidential Information is kept confidential subject to the terms of this Agreement.

(b) The Sellers shall hold, and shall cause their Representatives to hold, in confidence, from the date hereof until two (2) years following the Closing Date, all Buyer Confidential Information concerning the Buyer and the Acquired Companies; provided, however, that the Sellers and their Representatives may disclose such Buyer Confidential Information to those of its Representatives that have a need to know such Buyer Confidential Information in connection with the transactions contemplated by this Agreement. If this

Agreement is terminated, the Sellers shall hold, and shall cause its Representatives to hold, in confidence, all Buyer Confidential Information, and shall cause their Representatives to, at the Buyer’s written request, promptly destroy all such Buyer Confidential Information, and not retain any copies, extracts or other reproductions in whole or in part of such Buyer Confidential Information, and the Sellers shall, and shall cause their Representatives to, also destroy any documents incorporating or generated from such Buyer Confidential Information that are prepared by the Sellers or their Representatives, along with all copies and reproductions thereof; provided that such obligation to return or destroy the Buyer Confidential Information shall not require the Sellers or their Representatives to identify and remove any such Buyer Confidential Information that may exist in data or electronic form on the Sellers’ or any of their Representative’s back-up media, and, in addition, the Sellers and their Representatives may save any copies or derivatives of Buyer Confidential Information that they are requested or required to retain by any Law or Governmental Authority or pursuant to internal audit, legal, regulatory or compliance policies or procedures; provided that such retained Buyer Confidential Information is kept confidential subject to the terms of this Agreement.

(c) In the event that a Party that is subject to a confidentiality obligation under this Section 6.05 or its Representatives receives a request or is required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar or judicial, legislative, regulatory or administrative body, committee or process (collectively, a “Tribunal”)) to disclose any Confidential Information, such Party shall, if legally permissible, (i) promptly notify the other Party of the existence and terms of such request, (ii) consult with such other Party as to the advisability of taking legally available steps to resist or narrow such request and (iii) assist such other Party, at such other Party’s expense, in seeking a protective order or other appropriate remedy. The Party (or its Representative) receiving the request to produce or provide Confidential Information may disclose to any Tribunal only that portion of the Confidential Information which such Party is advised by counsel is required to be disclosed, and shall exercise commercially reasonable efforts to assist the other Party, at the other Party’s expense, in obtaining assurance that confidential treatment will be accorded such Confidential Information, and the disclosing Party shall not be liable for such disclosure unless disclosure to any such Tribunal was caused by or resulted from a previous disclosure by the disclosing Party or its Representatives not permitted by this Section 6.05.

Section 6.06 Exclusivity. In consideration of the resources, time and expense that the Buyer has and will incur in connection with the transactions contemplated in this Agreement and the other Transaction Documents, the Sellers agree that they shall not, and shall cause their Affiliates and their respective Representatives not to, from the date hereof until the earlier of the termination of this Agreement pursuant to Article X and the Closing Date, (a) directly or indirectly (including through Representatives) initiate, solicit, facilitate or knowingly encourage any other proposal relating to a Competing Transaction (as defined below); (b) directly or indirectly (including through Representatives) negotiate or execute a confidentiality agreement with, or otherwise engage in discussions or negotiations with, or furnish or disclose any non-public information to, any party other than the Buyer and its designated Representatives, in each case, in connection with a Competing Transaction; (c) enter into any letter of intent, agreement in principle, arrangement, understanding or contract relating to any Competing Transaction; or (d) otherwise cooperate in any way, including through the provision of confidential information, with any person in connection with a Competing Transaction. Without limiting the foregoing, upon execution of this Agreement, the Sellers shall, and shall cause their Representatives to, cease any and all discussions, negotiations or other activities described in the immediately preceding sentence with any other party engaged in discussions, negotiations or other activities with the Sellers or any of their Representatives regarding a Competing Transaction. As used in this Agreement, “Competing Transaction” means any direct or indirect sale, lease, license, exchange, mortgage, transfer or other disposition, or financing, in a single transaction or series of related transactions, of all or any portion of the Subject Interests or of the Assets or all or any portion of the Sellers’ equity interests, the Subject Interests, or any equity interests in any of the Acquired Companies (other than equity issuances to management in the ordinary course of business and as otherwise previously disclosed to the Buyer), whether by sale, merger, consolidation, share exchange, business combination, purchase or sale of shares of capital stock or other equity interests or securities, reorganization or recapitalization, loan, issuance of securities or any other transaction that would, or would reasonably be expected to, preclude or adversely affect the consummation of the transactions contemplated by this Agreement or any other Transaction Document; provided that “Competing Transaction” shall exclude any transaction solely to the extent involving any financing relating to any of the Acquired Companies that would not preclude or adversely affect the consummation of the transactions contemplated by this Agreement or any other Transaction Document.

Section 6.07 Amendment to Operating Agreements. Subject to Section 6.09 and Section 8.08, the Parties will deliver at the Closing (i) an executed amendment to the AMV Agreement (the “AMV Amendment”), in a form reasonably specified by the Buyer, which shall include the change in ownership of the Seller AMV Units, and (ii) an executed amendment to the GP Agreement (the “GP Amendment”), in a form reasonably specified by the Buyer; provided that each amendment shall be effective only as to matters arising following the Closing.

Section 6.08 Resignations. The Sellers will use their best efforts to deliver at the Closing duly executed letters of resignation, or to cause the removal, in each case, effective as of the Closing, of all of the GIP Directors and Managers and any other manager, director and/or officer (and/or any other Person holding a similar position) of AMV, the General Partner or the Partnership appointed or designated by the Sellers (collectively, the “GIP Management”).

Section 6.09 Certain Insurance and Indemnification Matters.

(a) The Buyer covenants and agrees that during the period that commences on the Closing Date and ends on the sixth (6th) anniversary of the Closing Date, the Buyer shall not, and shall cause the Acquired Companies not to, amend, modify, waive or terminate any of the indemnification and exculpation provisions of their respective Organizational Documents, the effect of which would be to affect adversely the rights of any person serving as a director, manager or officer of the Acquired Companies or any Indemnitee (as defined in the Partnership Agreement) existing as of the date of this Agreement under such provisions, except, in each case, as required by applicable Law.

(b) The Buyer covenants and agrees that, during the period that commences on the Closing Date and ends on the sixth (6th) anniversary of the Closing Date, with respect to (i) any person serving as a director, manager or officer of the Acquired Companies as of the date of this Agreement and any former director, manager or officer of the Acquired Companies appointed by the Sellers and (ii) any Indemnitee (as defined in the Partnership Agreement), the Buyer shall cause the Acquired Companies (A) to continue in effect the current director and officer liability or similar insurance policy or policies that the Acquired Companies have as of the date of this Agreement, or (B) upon the termination or cancellation of any such policy or policies, (x) to provide director and officer liability or similar insurance in substitution for, or in replacement of, such cancelled or terminated policy or policies or (y) to provide a ‘tail’ or runoff policy, in each case so that any person serving as a director, manager or officer of the Acquired Companies or any Indemnitee (as defined in the Partnership Agreement) as of the date of this Agreement, and any former director, manager or officer of the Acquired Companies appointed by the Sellers or former Indemnitee (as defined in the Partnership Agreement) has coverage thereunder for acts, events, occurrences or omissions occurring or arising at or prior to the Closing to the same extent (including policy limits, exclusions and scope) as such person has coverage for such acts, events, occurrences or omissions under the director and officer insurance or similar policy maintained by the Acquired Companies as of the date of this Agreement.

(c) In the event that any Acquired Company or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or, (ii) in one or more series of transactions, directly or indirectly, transfers all or substantially all of its properties and assets to any Person (whether by consolidation, merger or otherwise), then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets or its respective successors and assigns, as the case may be, assume the obligations set forth in this Section 6.09.

(d) From and after the date hereof, the Buyer hereby agrees to indemnify and hold the Seller Indemnified Parties harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of, any and all Losses resulting from any Proceeding, demands or assessments arising out of or relating to the WPZ Transaction to the extent that such Losses are not otherwise recoverable pursuant to indemnification obligations of the Acquired Companies owing to such Seller Indemnified Parties or insurance policies held by the Acquired Companies covering such Seller Indemnified Parties.

Section 6.10 Post-Closing Access; Records. From and after the Closing, the Buyer and its Affiliates shall make or cause to be made available to the Sellers all books, records, Tax Returns and documents of the Acquired Companies (and the assistance of employees responsible for such books, records and documents) upon reasonable notice during regular business hours as may be reasonably necessary for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Proceeding, (b) preparing reports to stockholders and Government Authorities or (c) such other purposes for which access to such documents is determined by the Sellers to be reasonably necessary, including preparing and delivering any accounting or other statement provided for under this Agreement or otherwise, preparing Tax Returns, pursuing Tax refunds or responding to or disputing any Tax audit, or the determination of any matter relating to the rights and obligations of the Sellers or any of their Affiliates under any Transaction Documents; provided, however, that access to such books, records, documents and employees shall not interfere with the normal operations of the Buyer, its Affiliates or the Acquired Companies and the reasonable out-of-pocket expenses of the Buyer, its Affiliates and the Acquired Companies incurred in connection therewith shall be paid by the Sellers. The Buyer shall cause each Acquired Company to maintain and preserve all such Tax Returns, books, records and other documents for the greater of (A) ten (10) years after the Closing Date and (B) any applicable statutory or regulatory retention period, as the same may be extended and, in each case, shall offer to transfer such records to the Sellers at the end of any such period.

Section 6.11 CHK Agreements. On or before the 18 month anniversary of the date hereof, the Parties shall enter into an agreement (which the parties agree to negotiate in good faith), in form and substance reasonably satisfactory to the Parties, pursuant to which the Sellers shall assign to the Buyer, effective as of such anniversary, any rights that Sellers may have with respect to indemnification pursuant to Article VIII of each of the CHK Purchase Agreements and the guarantee of the payment of such indemnification pursuant to the CHK Guarantee, it being understood that any such assignment shall not apply to the extent that such rights are applicable to Losses incurred by the Sellers or their successors, including with respect to Losses resulting from claims made by the Buyer pursuant to Article VIII hereof.

ARTICLE VII

CLOSING

Section 7.01 Conditions Precedent to Obligations of the Parties. The obligations of each Party to effect the Closing and to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by such Party on or prior to the Closing Date of the following conditions:

(a) no Law or Order (including any rules and regulations of the Federal Trade Commission and the Antitrust Division of the Department of Justice) is in effect that makes illegal the consummation of, this Agreement or any other applicable Transaction Document or the transactions contemplated hereby and thereby; and

(b) the waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

Section 7.02 Conditions Precedent to Obligations of the Buyer. The obligation of the Buyer to effect the Closing and consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable Law), on or prior to the Closing Date of each of the following conditions:

(a) each of the Fundamental Representations of the Sellers set forth in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, material adverse effect or words of similar import, which representations and warranties shall be true and correct in all respects) on and as of the date hereof and as of the Closing Date, with the same force and effect as though made on and as of such date; provided, that, for the purposes of clarification, this Section 7.02(a) shall not limit any of the Buyer’s rights or remedies under Article VIII;

(b) the Sellers shall not have breached in any material respect their obligations set forth in Section 6.02 unless such breach has been cured at or prior to the Closing Date; and

(c) the Buyer shall have received the items listed in Section 7.04.

Section 7.03 Conditions Precedent to Obligations of the Sellers. The obligation of the Sellers to effect the Closing and consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable Law), on or prior to the Closing Date of each of the following conditions:

(a) each of the Fundamental Representations of the Buyer set forth in this Agreement shall be true and correct in all respects (disregarding any materiality, Buyer Material Adverse Effect or similar qualifier (including through the use of any defined term containing any such qualifier)), in each case, (i) as of the date of this Agreement and as of the Closing as though made at and as of the Closing, unless such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date) and (ii) except where a failure to be so true and correct has not had a Buyer Material Adverse Effect;

(b) the Buyer shall not have materially breached any obligations and agreements required to be performed and complied with by it under this Agreement prior to the Closing Date, except for any such breach that has not had a Buyer Material Adverse Effect; and

(c) the Sellers shall have received the items listed in Sections 7.05(a), (d), (e), (f) and (g).

Section 7.04 Seller Deliveries. At the Closing, subject to the terms and conditions of this Agreement, the Sellers shall deliver, or cause to be delivered, to the Buyer:

(a) the Subject Interests by delivering a written instrument of assignment and evidence of the transfer thereof, in the case of the Seller Common Units and the Seller Class B Units, from the transfer agent of the Common Units and Class B Units, and, in the case of the Seller AMV Units, from AMV, free and clear of any Encumbrances (other than Encumbrances existing under the Partnership Agreement, the AMV Agreement or arising under applicable securities Laws);

(b) a certificate duly executed by the Secretary or an Assistant Secretary of the general partner of each Seller, dated as of the Closing Date, in customary form, attesting to (i) the Organizational Documents of such Seller and (ii) the resolutions of the board of managers, board of directors or similar governing body of such Seller authorizing the execution and delivery of the Transaction Documents to which such Seller is a party and the consummation of the transactions contemplated hereby and thereby, and certifying that such resolutions were duly adopted and have not been rescinded or amended as of the Closing Date;

(c) a certificate duly executed by an executive officer of the general partner of each Seller, dated as of the Closing Date, in customary form, to the effect that each of the conditions specified in Section 7.02(a) and (b), have been satisfied in all respects;

(d) a certificate dated as of a recent date of the Secretary of State of the State of Delaware with respect to the valid existence and good standing in the State of Delaware of each of the Sellers;

(e) a receipt, dated as of the Closing Date, executed by the Sellers and delivered to the Buyer certifying that the Sellers have received the Purchase Price;

(f) a certificate, duly executed and acknowledged by the Sellers’ regarded owners, dated as of the Closing Date, in accordance with Treasury Regulation Section 1.1445-2(b)(2), certifying that applicable transferor is not a “foreign person” within the meaning of Section 1445 of the Code;

(g) a counterpart duly executed by AMV of the AMV Amendment, along with any consents or waivers required to effectuate the AMV Amendment, executed by GIP Eagle;

(h) the GP Amendment, duly executed by AMV and the General Partner, along with any consents or waivers required to effectuate the GP Amendment, executed by the Sellers;

(i) the duly executed Seller Guarantee;

(j) duly executed letters of resignation or evidence of removal, effective as of the Closing, of the GIP Management as are required to be delivered pursuant to Section 6.08; and

(k) a counterpart duly executed by the Sellers and their Affiliates of the Registration Rights Assignment Agreement.

Section 7.05 Buyer Deliveries. At the Closing, subject to the terms and conditions of this Agreement, the Buyer shall deliver, or cause to be delivered to the Sellers:

(a) payment of the Purchase Price in accordance with Section 2.01;

(b) a counterpart duly executed by the Buyer of the AMV Amendment;

(c) any consents or waivers required to effectuate the GP Amendment, executed by the Buyer;

(d) a certificate duly executed by the Secretary or an Assistant Secretary of the Buyer, dated as of the Closing Date, in customary form, attesting to the resolutions of the board of directors or other governing body of the Buyer authorizing the execution and delivery of the Transaction Documents to which the Buyer is a party and the consummation of the transactions contemplated hereby and thereby, and certifying that such resolutions were duly adopted and have not been rescinded or amended as of the Closing Date;

(e) a certificate duly executed by an executive officer of the Buyer, dated as of the Closing Date, in customary form, to the effect that each of the conditions specified in Section 7.03(a) and (b) have been satisfied in all respects;

(f) a certificate dated as of a recent date of the Secretary of State of the State of Delaware with respect to the valid existence and good standing in the State of Delaware of the Buyer;

(g) a receipt, dated as of the Closing Date, executed by the Buyer and delivered to the Sellers certifying that the Buyer has received the Subject Interests sold to the Buyer; and

(h) a counterpart duly executed by the Buyer of the Registration Rights Assignment Agreement.

ARTICLE VIII

INDEMNIFICATION, COSTS AND EXPENSES

Section 8.01 Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement and any certificate delivered pursuant hereto shall survive the Closing for fifteen (15) months following the Closing Date, except that the representations and warranties set forth in Section 3.01 (Existence); Section 3.02 (Validity of

Agreement; Authorization); Section 3.03 (Consents and Approvals); Section 3.04(b) (No Breach); Section 3.05 (Ownership, Due Authorization and Transfer of Subject Interests); Section 3.07 (Financial Advisors), Section 4.01 (Formation; Due Qualification and Authority), Section 4.02 (Capitalization), Section 5.01 (Existence), Section 5.02 (Validity of Agreement; Authorization), Section 5.03 (Consents and Approvals), Section 5.04(a) and Section 5.04(b) (No Breach), and Section 5.07 (Financial Advisers) (collectively, the “Fundamental Representations”) and any Fundamental Representations in any certificate delivered pursuant hereto, shall survive the Closing three (3) years (the applicable period of survival of a representation, warranty or covenant being the “Survival Period”); provided that, notwithstanding the expiration of any Survival Period, any obligations under Section 8.02(a) and (b) shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice to the Indemnifying Party in accordance with Section 8.03(a) before the termination of the applicable Survival Period. The Survival Period for all covenants contained in this Agreement that, by their terms, are to be performed at or prior to the Closing, shall be fifteen (15) months after the Closing, and all covenants contained in this Agreement that, by their terms, are to be performed after the Closing, shall survive the Closing until the performance of such covenants in accordance with their terms.

Section 8.02 Indemnification.

(a) From and after the Closing, subject to Section 8.01 and Section 8.04, the Sellers, jointly and severally, hereby agree to indemnify and hold the Buyer and each of its current and future Affiliates (excluding any Person that is or becomes an Affiliate of the Buyer solely as a result of the purchase of publicly traded securities from the general public) and each of the respective indirect and direct equity holders, members, directors, managers, officers, employees and agents of the foregoing (collectively, the “Buyer Indemnified Parties”) harmless from and against, and pay to the applicable Buyer Indemnified Parties the amount of, any and all losses, liabilities, claims, obligations, deficiencies, demands, judgments, settlements, damages, interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, Taxes, costs and expenses (including costs of investigation and defense and attorneys’ and other professionals’ fees), whether or not involving a Third Party Claim (a “Loss”) based upon, attributable to or resulting from (including any and all Proceedings, demands, or assessments arising out of):

(i) any inaccuracy, untruth or breach of the representations or warranties made by the Sellers in this Agreement and in any certificate delivered pursuant hereto; and

(ii) any breach of any covenant or other agreement on the part of the Sellers under this Agreement and in any certificate delivered pursuant hereto.

(b) From and after the Closing, subject to Section 8.01 and Section 8.04, the Buyer hereby agrees to indemnify and hold the Sellers and their current and future respective Affiliates and each of the respective indirect and direct equity holders, members, directors, managers, officers, employees and agents of the foregoing (collectively, the “Seller Indemnified Parties”) harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of, any and all Losses based upon, attributable to or resulting from (including any and all Proceedings, demands, or assessments arising out of):

(i) any inaccuracy, untruth or breach of the representations or warranties made by the Buyer in this Agreement and any certificate delivered pursuant hereto; and

(ii) any breach of any covenant or other agreement on the part of the Buyer under this Agreement and in any certificate delivered pursuant hereto.

(c) Materiality, Seller Material Adverse Effect, Company Material Adverse Effect, Buyer Material Adverse Effect and similar qualifiers contained in any representation or warranty, or in any defined term used therein, shall be disregarded for purposes of subsections (a)(i) and (b)(i) of this Section 8.02 in (i) determining any inaccuracy, untruth or breach of the representations or warranties contained herein and (ii) calculating the amount of Losses suffered by an Indemnified Party.

Section 8.03 Indemnification Procedure.

(a) Each Indemnified Party agrees that promptly after it becomes aware of facts giving rise to a claim by it for indemnification pursuant to Section 8.02, such Indemnified Party will assert its claim for indemnification under Section 8.02 (each, a “Claim”) by providing a written notice (a “Claim Notice”) within the applicable Survival Period to the applicable indemnifying party (the “Indemnifying Party”) specifying, in reasonable detail, to the extent known by such Indemnified Party, the nature and basis for such Claim (e.g., the underlying representation, warranty or covenant alleged to have been breached and the condition or conduct allegedly resulting in such breach). Notwithstanding the foregoing, an Indemnified Party’s delay in sending a Claim Notice will not relieve the Indemnifying Party from Liability hereunder with respect to such Claim except to the extent (and limited solely to the extent) of any material prejudice to the Indemnifying Party by such failure or delay, provided that such Claim Notice is provided within the applicable Survival Period.

(b) In the event that any Proceeding is instituted or any Claim is asserted by any Third Party in respect of which indemnification may be sought under Section 6.09(d) or Section 8.02 hereof and in respect of which the Indemnifying Party has agreed in writing to indemnify the Indemnified Party for all of such Indemnified Party’s Losses (subject to any applicable limitations in this Article VIII) (a “Third Party Claim”), the Indemnifying Party will have the right, at such Indemnifying Party’s expense, to assume the defense of same including the appointment and selection of counsel on behalf of the Indemnified Party so long as such counsel is reasonably acceptable to the Indemnified Party. If the Indemnifying Party elects to assume the defense of any such Third Party Claim, it shall within thirty (30) days notify the Indemnified Party in writing of its intent to do so. Subject to Section 8.03(c), the Indemnifying Party will have the right to settle or compromise or take any corrective or remedial action with respect to any such Third Party Claim by all appropriate proceedings, which proceedings will be diligently prosecuted by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party. The Indemnified Party will be entitled, at its own cost, to participate with the Indemnifying Party in the defense of any such Third Party Claim, unless separate representation of the Indemnified Party by counsel is reasonably necessary to avoid a conflict of interest, in which case such representation shall be at the expense of the Indemnifying Party. If the Indemnifying Party assumes the defense of any such Third Party Claim but fails to diligently prosecute such Third Party Claim, or if the Indemnifying Party does not assume the defense of any such Third Party Claim, the Indemnified Party may assume control of such defense and in the event the Third Party Claim is determined to be a matter for which the Indemnifying Party is required to provide indemnification under the terms of this Article VIII, the Indemnifying Party will bear the reasonable costs and expenses of such defense (including fees and expenses of counsel).

(c) Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree or permit a default without the Indemnified Party’s prior written consent, in each case, that (i) does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a binding, irrevocable, written release of any Indemnified Party from all Liability, (ii) provides for any admission of Liability on the part of any Indemnified Party, (iii) requires an admission of guilt or wrongdoing on the part of any Indemnified Party or (iv) imposes any Liability or continuing obligation on or requires any payment from any Indemnified Party.

Section 8.04 Limitations.

(a) No Indemnifying Party shall have any Liability under Section 8.02(a)(i) or Section 8.02(b)(i) related to a representation or warranty other than a Fundamental Representation in respect of any individual claim involving Losses to any Indemnified Party of less than $100,000 (each, a “De Minimis Claim”), unless such individual claim is directly related to one or more other claims which in the aggregate involve Losses in excess of $100,000, in which case, the Indemnifying Party will have Liability for the full amount of such claims (subject to the other limitations contained in this Section 8.04) and such claims shall not be considered De Minimis Claims (it being understood and agreed that notwithstanding anything in the foregoing to the contrary, solely for the purposes of this Section 8.04(a), all claims related to any fact or circumstance that causes any representation or warranty made in any particular Section of this Agreement to be inaccurate shall be deemed to be related to all other claims related to such fact or circumstance).

(b) No Buyer Indemnified Party shall be entitled to indemnification pursuant to Section 8.02(a)(i) related to a representation or warranty other than a Fundamental Representation unless the aggregate of all Losses claimed by the Buyer Indemnified Parties pursuant to such section that are not De Minimis Claims exceeds 1% of the Purchase Price (the “Claim Deductible”), in which case, subject to Section 8.04(d), the Sellers shall indemnify the Buyer Indemnified Party only for the Losses in excess of the Claim Deductible.

(c) No Seller Indemnified Party shall be entitled to indemnification pursuant to Section 8.02(b)(i) related to a representation or warranty other than a Fundamental Representation unless the aggregate of all Losses claimed by the Seller Indemnified Parties pursuant to such section exceeds the Claim Deductible, in which case, subject to Section 8.04(d), the Buyer shall indemnify the Seller Indemnified Party only for the Losses in excess of the Claim Deductible.

(d) The Sellers shall not have any obligation to indemnify the Buyer Indemnified Parties under Section 8.02(a)(i) for Losses that exceed, in the aggregate, 10% of the Purchase Price; provided, however, that such limitation shall not apply to Losses of the Buyer Indemnified Parties arising from any Fundamental Representation, and the Sellers’ aggregate Liability for such Losses, together with any other indemnifiable Losses, shall not exceed the Purchase Price. The Buyer shall not have any obligation to indemnify the Seller

Indemnified Parties under Section 8.02(b)(i) for Losses that exceed, in the aggregate, 10% of the Purchase Price; provided, however, that such limitation shall not apply to Losses of the Seller Indemnified Parties arising from any Fundamental Representation, and the Buyer’s aggregate Liability for such Losses, together with any other indemnifiable Losses, shall not exceed the Purchase Price.

(e) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NEITHER THE BUYER NOR ANY SELLER NOR THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE HEREUNDER TO ANY INDEMNIFIED PARTY FOR ANY (i) PUNITIVE OR EXEMPLARY DAMAGES OR (ii) LOST PROFITS OR CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES EXCEPT, IN THE CASE OF THIS CLAUSE (ii), TO THE EXTENT SUCH LOST PROFITS OR DAMAGES ARE (x) NOT BASED ON ANY SPECIAL CIRCUMSTANCES OF THE PARTY ENTITLED TO INDEMNIFICATION AND (y) THE NATURAL, PROBABLE AND REASONABLY FORESEEABLE RESULT OF THE EVENT THAT GAVE RISE THERETO OR THE MATTER FOR WHICH INDEMNIFICATION IS SOUGHT HEREUNDER, REGARDLESS OF THE FORM OF ACTION THROUGH WHICH SUCH DAMAGES ARE SOUGHT, EXCEPT IN EACH CASE OF THE FOREGOING CLAUSES (i) AND (ii), TO THE EXTENT ANY SUCH LOST PROFITS OR DAMAGES ARE INCLUDED IN ANY ACTION BY A THIRD PARTY AGAINST SUCH INDEMNIFIED PARTY FOR WHICH IT IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT.

Section 8.05 Calculation of Losses. In calculating amounts payable to an Indemnified Party, the amount of any indemnified Losses shall be computed net of (a) payments actually recovered by any Indemnified Party under any insurance policy with respect to such Losses net of expenses and (b) any actual recovery by any Indemnified Party from any Person with respect to such Losses net of expenses. Each Indemnified Party shall use commercially reasonable efforts to pursue reimbursement for Losses, including under insurance policies and indemnity arrangements.

Section 8.06 No Duplication. In no event shall any Indemnified Party be entitled to recover any Losses under one Section or provision of this Agreement to the extent of the full amount of such Losses already recovered by such Indemnified Party, nor shall its insurer or indemnitor be entitled to any kind of subrogation or substitution which would give it the right to make a claim against the Indemnifying Party.

Section 8.07 Tax Treatment of Indemnity Payments. The Sellers and the Buyer agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by Law.

Section 8.08 Release. Except for the obligations of the Sellers under this Agreement or any Transaction Document and the obligations of the parties under the Seller Guarantee and the 2012 Transaction Documents, for and in consideration of the Subject Interests, effective as of the Closing, the Buyer shall, and shall cause its Affiliates (including the Acquired Companies), to absolutely and unconditionally release, acquit and forever discharge the Sellers and their respective Affiliates, each of the present and former partners, members, equityholders, officers, directors, managers, employees, agents and representatives of any of the foregoing, and each of their respective heirs, executors, administrators, successors and assigns, from any and all costs, expenses, damages, debts, or any other obligations, liabilities and claims whatsoever, whether known or unknown, both in law and in equity, in each case to the extent arising out of or resulting from the ownership and/or operation of the Acquired Companies, or the assets, business, operations, conduct, services, products and/or employees (including former employees) of any of the Acquired Companies (and any predecessors), related to any period of time before the Closing Date.

Section 8.09 Exclusive Remedy.

(a) EXCEPT (i) PURSUANT TO THIS ARTICLE VIII, SECTION 12.06 OR ANY OTHER TRANSACTION DOCUMENT OR (ii) IN THE CASE OF CRIMINAL ACTIVITY OR FRAUD ON THE PART OF ANY PARTY, BUT OTHERWISE NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IF THE CLOSING OCCURS, NO PARTY SHALL HAVE ANY LIABILITY, AND NO PARTY SHALL MAKE ANY CLAIM, FOR ANY LOSS (AND THE PARTIES HEREBY WAIVE ANY RIGHT OF CONTRIBUTION AGAINST EACH OTHER AND THEIR RESPECTIVE AFFILIATES) UNDER, ARISING OUT OF, OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, WHETHER BASED IN CONTRACT, TORT, STRICT LIABILITY, COMMON LAW, OTHER LAWS OR OTHERWISE. HOWEVER, NOTHING IN THIS SECTION 8.09 SHALL LIMIT THE RIGHTS OF A PARTY TO SEEK AND OBTAIN INJUNCTIVE RELIEF IN ACCORDANCE WITH SECTION 12.06.

(b) Except as otherwise expressly set forth in this Agreement, any other Transaction Document or in any certificate delivered pursuant hereto or thereto, each of the Parties, on behalf of itself and its Affiliates, covenants, agrees and acknowledges that (i) no Person other than the express Parties hereto or thereto shall have any obligation or Liability hereunder, under any Transaction Document or under any certificate delivered pursuant hereto or thereto, and (ii) the Parties and their Affiliates and Representatives shall have no rights of recovery in respect hereof or thereof against, no recourse in respect hereof or thereof shall be had against, and no personal Liability in respect hereof or thereof shall attach to, any Acquired Company (other than any party to any of the Transaction Documents to the extent of its obligations thereunder to the other parties thereto or express third party beneficiaries thereof) or any former, current or future Affiliate, general or limited partner, member, equity holder, Representative, director, officer, agent, manager, assignee or employee of any Party, of any Acquired Company or of any Affiliate of any of the foregoing (other than any party to any of the Transaction Documents to the extent of its obligations thereunder), or any of their respective successors or permitted assignees (excluding any party to the Transaction Documents to the extent of its obligations thereunder to the other parties thereto or express third party beneficiaries thereof, collectively, “Non-Recourse Persons”), whether by or through attempted piercing of the “corporate veil”, by or through a claim (whether in tort, contract, at law, in equity or otherwise) by or on behalf of any Party against any Non-Recourse Person, by the enforcement of any judgment, fine or penalty or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise. The Non-Recourse Persons shall be express third party beneficiaries of this Section 8.09(b) as if expressly party hereto.

(c) Notwithstanding Section 8.09(a), nothing contained in this Section 8.09 shall prevent any Party from seeking and obtaining injunctive relief against the other Party’s activities in breach of this Agreement.

Section 8.10 No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE IN THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, NONE OF THE PARTIES OR ANY OTHER PERSON, INCLUDING ANY AFFILIATE OF ANY PARTY, MAKES ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO SUCH PARTIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND EACH PARTY DISCLAIMS ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SUCH PARTIES OR ANY OF THEIR AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING WITH RESPECT TO THE DISTRIBUTION OF, OR ANY SUCH PERSON’S RELIANCE ON, ANY INFORMATION, DISCLOSURE OR OTHER

DOCUMENT OR OTHER MATERIAL MADE AVAILABLE IN ANY DATA ROOM, MANAGEMENT PRESENTATION OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED HEREBY). EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, EACH PARTY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO ANY OTHER PARTY OR ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY PARTY OR ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SUCH PARTY OR ANY OF ITS AFFILIATES) WITH RESPECT TO SUCH PARTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE IX

TAX MATTERS

Section 9.01 Transfer Taxes. The Buyer and the Sellers agree that any transfer, documentary, sales, use, stamp, registration and similar taxes (“Transfer Taxes”) and fees arising out of or in connection with the transactions effected pursuant to this Agreement shall be borne entirely by the Buyer. Any Tax Returns filed in connection with Transfer Taxes shall be prepared and timely filed by the Buyer; provided, that if the Sellers are responsible under applicable Law for filing any such Tax Return, then the Buyer shall provide such Tax Return to the Sellers at least ten (10) days prior to the due date for such Tax Return for the Sellers’ review, approval and execution. Upon the filing of Tax Returns in connection with Transfer Taxes, the filing Party shall provide the other Party with evidence satisfactory to the other Party that such Tax Returns have been filed and all Transfer Taxes have been paid.

ARTICLE X

TERMINATION

Section 10.01 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) by the mutual written consent of the Sellers and the Buyer;

(b) by the Sellers or the Buyer if there shall be in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Seller, on the one hand, or the Buyer, on the other hand, if such order was primarily due to the failure of any of the Sellers, on the one hand, or the Buyer, on the other hand, to perform any of its obligations under this Agreement;

(c) by the Buyer if any Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of any Seller shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or (b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured by the date that is five (5) Business Days prior to the Outside Date;

(d) by the Sellers if the Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Buyer shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) or (b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured by the date that is five (5) Business Days prior to the Outside Date;

(e) by the Sellers if (i) all of the conditions provided for in Section 7.01 and Section 7.02 have been satisfied or irrevocably waived (other than those conditions which by their terms are only capable of being satisfied at the Closing, provided that such conditions are capable of being satisfied if the Closing Date were the date of the provision of the notice described in clause (ii) below), (ii) the Sellers have delivered notice to the Buyer to the effect that all of the conditions provided for in Section 7.01 and Section 7.02 have been satisfied or irrevocably waived (other than those conditions which by their terms are only capable of being satisfied at the Closing, provided that such conditions are capable of being satisfied if the Closing Date were the date of the provision of such notice), and (iii) the Buyer fails to consummate the transactions contemplated by this Agreement within two (2) Business Days after delivery of the notice described in clause (ii) above, and the Sellers are, subject to Buyer’s performance of its obligations, ready, willing and able to consummate the Closing pursuant to Section 2.04; or

(f) by the Sellers or the Buyer in the event that the Closing does not occur on or before December 31, 2014 (the “Outside Date”); provided, that such failure of the Closing to occur is not due to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to the Closing.

Section 10.02 Procedure Upon Termination. In the event of termination of this Agreement by the Buyer or the Sellers, or both, pursuant to Section 10.01, written notice thereof shall forthwith be given to the other Party or Parties, and this Agreement shall terminate, and the purchase of the Subject Interests hereunder shall be abandoned, without further action by the Buyer or the Sellers.

Section 10.03 Effect of Termination. In the event that this Agreement is terminated as provided in Section 10.01, then each of the Parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liability to the Buyer or the Sellers; provided that the agreements and obligations of the Parties set forth in Section 6.09, Section 8.09(b), this Section 10.03, Article XI and Article XII hereof shall survive any such termination and shall be enforceable hereunder; provided further, that nothing in this Section 10.03 shall relieve the Buyer or the Sellers of any Liability for a breach of this Agreement.

ARTICLE XI

GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL

Section 11.01 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement and all questions relating to the interpretation or enforcement of this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive laws of any jurisdiction other than Delaware. Each Party hereby agrees that service of summons, complaint or other process in connection with any Proceedings contemplated hereby may be made in accordance with Section 12.03 addressed to such Party at the address specified pursuant to Section 12.03. Each of the Parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware, or in the event, but only in the event, that such court does not have jurisdiction over such action or proceeding, to the exclusive jurisdiction of the Delaware Court of Chancery (or, in the event that such court does not have jurisdiction over such action or Proceeding, to the exclusive jurisdiction of the Delaware Superior Court) (collectively, the “Courts”), for the purposes of any Proceeding arising out of or relating to this Agreement or any transaction contemplated hereby (and agrees not to commence any Proceeding relating hereto except in such Courts). Each of the Parties further agrees that service of any process, summons, notice or document hand delivered or sent in accordance with Section 12.03 to such Party’s respective address set forth in Section 12.03 will be effective service of process for any Proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of or relating to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby in the Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each Party agrees that a final judgment in any Proceeding properly brought in accordance with the terms of this Agreement shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided at law or in equity. EACH PARTY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT AND ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH.

Section 11.02 Provision in respect of Debt Financing Sources. Notwithstanding anything herein to the contrary, each of the Sellers agrees (i) that it will not, and it will not permit any of its Affiliates to, bring or support anyone else in bringing any action, cause of action, claim, cross-claim or Third Party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby in any forum other than any New York State court or federal court sitting in the City of New York in the Borough of Manhattan (and any appellate courts thereof) and (ii) TO WAIVE AND HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING AGAINST ANY DEBT FINANCING SOURCE.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Amendments and Modifications. This Agreement may be amended, modified or supplemented only by written agreement of the Parties hereto.

Section 12.02 Waiver of Compliance; Consents.

(a) Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

(b) To the extent that any Party is required to obtain to the consent, waiver or approval of, or provide notice, to any other Party under any provision the AMV Agreement for the execution and delivery of this Agreement, the performance of any obligations hereunder, or the consummation of the transactions contemplated hereby, such other Party hereby waives compliance by the applicable Party with such provision of the AMV Agreement with respect to the transactions contemplated by this Agreement.

Section 12.03 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission, or mailed by a nationally recognized overnight courier, postage prepaid, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice; provided, that notices of a change of address shall be effective only upon receipt thereof):

If to the Buyer:

The Williams Companies, Inc.

One Williams Center

Tulsa, OK 74171-0172

Attention: Senior Vice President and Chief Financial Officer

Facsimile: (918) 573-4900

with a copy to:

The Williams Companies, Inc.

One Williams Center

Tulsa, OK 74171-0172

Attention: General Counsel

Facsimile: (918) 573-5942

and

Gibson, Dunn & Crutcher LLP

1801 California Street

Suite 4200

Denver, CO 80202

Attention: Steven Talley

Facsimile: (303) 298-5907

If to any Seller:

Global Infrastructure Management, LLC

12 East 49th Street

New York, NY 10017

Attention: William Brilliant

Facsimile: (646) 282-1580

and

Global Infrastructure Management LLP

The Peak

5 Wilton Road

London United Kingdom

Attention: Joseph Blum

Facsimile: +44 207 798 0530

with a copy to:

Latham & Watkins LLP

885 3rd Avenue

New York, NY 10022

Attention: Edward Sonnenschein

  Eli Hunt

Facsimile: (212) 751-4864

Section 12.04 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. The Sellers may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Buyer.

The Buyer may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Sellers except that (a) each Party may freely assign this Agreement or any of its rights or obligations hereunder, in whole or from time to time in part, without such consent, to any Affiliate of such Party that remains an Affiliate at all times following such assignment or in the case of the Sellers, any control person, partner, equity holder, member, stockholder or co-investor of any Seller or its Affiliates and (b) the Buyer may freely assign this Agreement or any of its rights or obligations hereunder, in whole or from time to time in part to any Person that acquires the Subject Interests (other than pursuant to a registration statement under the Securities Act or a sale to the general public in reliance on an exception therefrom); provided, that no such assignment will in any way affect the assigning Party’s obligations or liabilities under this Agreement.

Section 12.05 Expenses. Except as otherwise set forth in this Agreement, each Party shall pay its own costs and expenses (including legal, accounting, financial advisory and consulting fees and expenses) incurred by such Party in connection with the negotiation and consummation of the transactions contemplated by this Agreement and the other Transaction Documents, except that all filing fees paid in respect of the HSR Act in connection with the transactions contemplated by this Agreement (other than attorneys’ fees, accountants’ fees and related expenses) shall be shared equally by the Sellers and the Buyer.

Section 12.06 Specific Performance. The Parties acknowledge and agree that a breach of this Agreement would cause irreparable damage to the Buyer and the Sellers and the Buyer and the Sellers will not have an adequate remedy at Law. Therefore, the obligations of the Buyer and the Sellers under this Agreement, including the Sellers’ obligation to sell the Subject Interests to the Buyer and the Buyer’s obligation to purchase the Subject Interests from the Sellers, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.

Section 12.07 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), together with each of the other Transaction Documents, constitute the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersede any and all prior or contemporaneous discussions, agreements and understandings, whether written or oral.

Section 12.08 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction by any applicable Governmental Authority, (a) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, (b) such provision shall be invalid, illegal or unenforceable only to the extent strictly required by such Governmental Authority, (c) to the extent any such provision is deemed to be invalid, illegal or unenforceable, each of the Sellers and the Buyer agrees that it shall use its best efforts to cause such Governmental Authority to modify such provision so that such provision shall be valid, legal and enforceable as originally intended to the greatest extent possible and (d) to the extent that the Governmental Authority does not modify such provision, each of the Sellers and the Buyer agrees that they shall endeavor in good faith to exercise or modify such provision so that such provision shall be valid, legal and enforceable as originally intended to the greatest extent possible.

Section 12.09 Disclosure Schedules. The inclusion of any information (including dollar amounts) in any section of any schedule required by this Agreement (the “Disclosure Schedules”) shall not be deemed to be an admission or acknowledgment by the disclosing party or any other Party that such information is required to be listed on such section of the relevant Disclosure Schedule or is material to or outside the ordinary course of the business of the applicable Person to which such disclosure relates. Each disclosure item set forth in the Disclosure Schedules shall relate only to the specific Section of the Agreement that corresponds to the number of such Schedule and to any other Section of this Agreement to which it is reasonably apparent on the face of such disclosure that such disclosure relates. The information contained in this Agreement, the Exhibits hereto and the Disclosure Schedules is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party hereto to any Third Party of any matter whatsoever (including any violation of a legal requirement or breach of contract).

Section 12.10 Third Party Beneficiaries. This Agreement shall be binding upon and, except as provided below, inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Person other than the Parties, including any creditor of any Party or any of their Affiliates, except that (i) this Agreement shall inure to the benefit of the Non-Recourse Parties as necessary to enforce their rights in accordance with Section 8.09(b), (ii) Section 11.02 and this Section 12.10 (solely as it relates to Section 11.02) shall inure to the benefit of the Debt Financing Sources and (iii) Section 6.09 shall inure to the benefit of the

Persons referred to therein. Except for the Non-Recourse Parties and the Debt Financing Sources, in each case as provided in the immediately preceding sentence, no Person other than the Parties shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any Liability (or otherwise) against any other Party hereto.

Section 12.11 Facsimiles; Electronic Transmission; Counterparts. This Agreement may be executed by facsimile or other electronic transmission (including scanned documents delivered by email) by any Party and such execution shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

Section 12.12 Time of Essence. Time is of the essence in the performance of this Agreement.

Section 12.13 Sealed Instrument. The Parties acknowledge and agree that, solely with respect to the Fundamental Representations, it is their intent that this Agreement be, and that it will be treated and construed as, a sealed instrument under Delaware law, including the statute of limitations applicable to sealed instruments. Notwithstanding the foregoing or anything to the contrary contained herein or in any other Transaction Document, the Parties acknowledge and agree that it is not their intent that this Agreement alter, extend or otherwise modify, or be treated or construed as altering, extending or otherwise modifying, any survival period under this Agreement or the other Transaction Documents or any statute of limitations under applicable Law (including Delaware law), except to the extent provided in the immediately preceding sentence with respect to the Fundamental Representations. No Party shall, and each Party shall cause its Affiliates not to, take a position that is inconsistent with this Section 12.13, whether before any Governmental Authority or otherwise.

Section 12.14 Right to Rely. Following the Closing, any rights to indemnification, payment, reimbursement or other remedy based on representations, warranties, covenants or agreements in this Agreement or in any certificate delivered pursuant hereto shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) before the Closing. The waiver of any condition based on the accuracy of any representation or warranty, or in the performance of or compliance with, any such covenant or agreement, shall not affect the right to indemnification, payment, reimbursement, or any other remedy based on such representations, warranties, covenants or agreements.

* * * * *

IN WITNESS WHEREOF, the Parties execute and deliver this Agreement under seal, effective as of the date first above written.

THE BUYER:

THE WILLIAMS COMPANIES, INC., executed under seal

By:	/s/ Donald R. Chappel
Name:	Donald R. Chappel
Title:	Senior Vice President and Chief Financial Officer

Signature Page to

Purchase Agreement

THE SELLERS:

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P., executed under seal

By: GIP II EAGLE ACQUISITION HOLDINGS GP, LLC, its general partner

By:	/s/ Adebayo Ogunlesi
Name:	Adebayo Ogunlesi
Title:	Manager

Signature Page to

Purchase Agreement

GIP II HAWK HOLDINGS PARTNERSHIP, L.P., executed under seal

By: GIP II HAWK HOLDINGS PARTNERSHIP GP, LLC, its general partner

By:	/s/ Adebayo Ogunlesi
Name:	Adebayo Ogunlesi
Title:	Manager

Signature Page to

Purchase Agreement

GIP II EAGLE 2 HOLDING, L.P., executed under seal

By: GIP II EAGLE 2 HOLDING GP, LLC, its general partner

By:	/s/ Adebayo Ogunlesi
Name:	Adebayo Ogunlesi
Title:	Manager

Signature Page to

Purchase Agreement

GIP II HAWK 2 HOLDING, L.P., executed under seal

By: GIP II EAGLE 2 HOLDING GP, LLC, its general partner

By:	/s/ Adebayo Ogunlesi
Name:	Adebayo Ogunlesi
Title:	Manager

Signature Page to

Purchase Agreement

EXHIBIT A

Section 1.01 Definitions. As used in this Agreement, and unless the context otherwise requires, the following terms have the meanings specified or referred to in this Section 1.01:

“2012 Transaction Documents” means (i) the Purchase Agreement, dated December 11, 2013, by and among GIP-A Holding (CHK), L.P., a Delaware limited partnership, GIP-B Holding (CHK), L.P., a Delaware limited partnership and GIP-C Holding (CHK), L.P., a Delaware limited partnership and the Buyer, and (ii) the Guarantee, dated December 20, 2013, made and entered into by Global Infrastructure Partners – A, L.P., a Delaware limited partnership, Global Infrastructure Partners – B, L.P., a Guernsey limited partnership, and Global Infrastructure Partners – C, L.P., a Guernsey limited partnership, in favor of the Buyer.

“Acquired Companies” means AMV, the General Partner, the Partnership and each of the Subsidiaries of the Partnership as of the Closing Date (each, an “Acquired Company”).

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. For purposes of this Agreement and the other Transaction Documents, except where otherwise noted, the Acquired Companies shall not be considered Affiliates of any Seller or, prior to the Closing, the Buyer.

“Agreement” shall have the meaning specified in the preamble.

“AMV” shall have the meaning specified in the recitals.

“AMV Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of AMV dated December 20, 2012, as amended by Amendment No. 1 to Fourth Amended and Restated Limited Liability Company Agreement of AMV dated October 21, 2013.

“AMV Amendment” shall have the meaning specified in Section 6.07.

“AMV Unit Distributions” shall have the meaning specified in Section 2.02.

“AMV Units” means Units as defined in the AMV Agreement.

“Assets” means assets, properties, privileges and interests of whatever kind or nature, real, personal or mixed, tangible or intangible, and wherever located, that are owned, leased or licensed by the Acquired Companies.

“Business Day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.

“Buyer” shall have the meaning specified in the preamble.

“Buyer Confidential Information” means any and all data, information, ideas, concepts and knowledge, including reports, documents, correspondence, maps, interpretations, records, logs and technical, business or land data or information, and whether geological, geophysical, economic, financial, land, business or management in nature, whether electronic, written or oral; provided, however, that, notwithstanding the foregoing, the following will not constitute Buyer Confidential Information: (i) information which is or becomes generally available to the public other than as a result of an unauthorized disclosure by a Seller or any of its Affiliates or Representatives; (ii) information which was already known to a Seller prior to such information being furnished to such Seller, other than any information relating to an Acquired Company, which information was acquired by a Seller prior to the Closing Date; and (iii) information which becomes available to a Seller from a source that, to the Knowledge of such Seller, was not subject to any prohibition against transmitting the information to a Seller and was not bound by a confidentiality agreement to the Buyer or any Acquired Company, including information which is acquired independently from a Third Party that has the right to disseminate such information at the time it is acquired by a Seller; provided that this clause shall not apply (x) to information acquired from the Buyer or any Acquired Company prior to the Closing Date; or (y) to information developed by a Seller independently of Buyer Confidential Information provided to such Seller by or on behalf of the Buyer or any Acquired Company.

“Buyer Indemnified Parties” shall have the meaning specified in Section 8.02(a).

“Buyer Material Adverse Effect” means any event, change, fact, development, circumstance, condition or occurrence that, individually or in the aggregate with one or more other events, changes, facts, developments, circumstances, conditions or occurrences, would or would be reasonably likely to materially impair the ability of the Buyer or its Affiliates to perform any of its obligations or to consummate any of the transactions under the Transaction Documents or otherwise materially threaten or materially impede the Buyer’s or its Affiliates’ consummation or performance of the transactions or obligations under the Transaction Documents.

“CHK Guarantee” means the Guarantee dated as of June 15, 2012, made and entered into by Chesapeake Energy Corporation in favor of GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P., GIP Eagle 3 Holding, L.P. and GIP Eagle 4 Holding, L.P.

“CHK Purchase Agreements” means (i) the Purchase Agreement, dated June 7, 2012, by and among Chesapeake Midstream Holdings, L.L.C. (“CHK”), a Delaware limited liability company, GIP II Eagle 1 Holding, L.P., a Delaware limited partnership, GIP Eagle 2, and GIP II Eagle 3 Holding, L.P., a Delaware limited partnership and (ii) the Purchase Agreement, dated as of June 7, 2012, by and among CHK and GIP II Eagle 4 Holding, L.P., a Delaware limited partnership.

“Claim” shall have the meaning specified in Section 8.03(a).

“Claim Deductible” shall have the meaning specified in Section 8.04(a).

“Claim Notice” shall have the meaning specified in Section 8.03(a).

“Class B Unit Distributions” shall have the meaning specified in Section 2.03.

“Class B Units” means Convertible Class B Units as defined in the Partnership Agreement.

“Closing” shall have the meaning specified in Section 2.04.

“Closing Date” shall have the meaning specified in Section 2.04.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit Distributions” shall have the meaning specified in Section 2.02.

“Common Units” has the meaning specified in the Partnership Agreement.

“Company Material Adverse Effect” means any event, change, fact, development, circumstance, condition, matter or occurrence that, individually or in the aggregate with one or more other events, changes, facts, developments, circumstances, conditions, matters or occurrences, is or would be reasonably likely to be materially adverse to, or has had or would be reasonably likely to have a material adverse effect on or change in, on or to the business, condition (financial or otherwise) or operations of the Acquired Companies, taken as a whole (including, their respective assets, properties or businesses, taken as a whole); provided, however, that, none of the following events, changes, facts, developments, circumstances, conditions, matters or occurrences (either alone or in combination) shall be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred: (i) the announcement (in accordance with the terms of this Agreement) of this Agreement and the transactions contemplated hereby, including any disruption of customer or supplier relationships or loss of any employees or independent contractors of any Acquired Company; (ii) the natural gas transportation industry generally; (iii) changes in GAAP or interpretations thereof; (iv) the economy or securities markets of the United States generally; or (v) the announcement, performance or consummation of any of the transactions contemplated by this Agreement; except, in the case of clauses (ii) through (iv), to the extent disproportionately affecting the Acquired Companies as compared with other Persons in the natural gas transportation industry and then only such disproportionate impact shall be considered.

“Competing Transaction” shall have the meaning specified in Section 6.06.

“Confidential Information” means the Buyer Confidential Information and the Seller Confidential Information.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, evidence of indebtedness, security agreement, lease, easement, right of way agreement, sublease, license, commitment, subcontract, or other arrangement, understanding, undertaking, commitment, or obligation, whether written or oral.

“Courts” shall have the meaning specified in Section 11.01.

“Debt Financing” means any debt financing (including, without limitation, lines of credit, bridge facilities, term loan facilities, revolving credit facilities or short-term liquidity facilities) entered into by the Buyer in connection with the Closing and the transactions contemplated by this Agreement.

“Debt Financing Sources” means, collectively, the agents, lead arrangers, bookrunners, lenders and other entities that have committed to provide and/or arrange or otherwise entered into agreements in connection with any Debt Financing.

“De Minimis Claim” shall have the meaning specified in Section 8.04(a).

“Disclosure Schedules” shall have the meaning specified in Section 12.09.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Encumbrances” any mortgage, deed of trust, encumbrance, charge, claim, equitable or other interest, easement, right of way, building or use restriction, lien, option, pledge, security interest, purchase rights, preemptive right, right of first refusal or similar right or adverse claim or restriction of any kind.

“Fundamental Representations” shall have the meaning specified in Section 8.01.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“General Partner” has the meaning specified in the Partnership Agreement.

“GIP Directors and Managers” shall have the meaning specified in Section 6.03.

“GIP Eagle” shall have the meaning specified in the preamble.

“GIP Eagle 2” shall have the meaning specified in the preamble.

“GIP Hawk” shall have the meaning specified in the preamble.

“GIP Hawk 2” shall have the meaning specified in the preamble.

“GIP Management” shall have the meaning specified in Section 6.08.

“Governmental Authority” means any (a) federal, state, local, or municipal government, or any subsidiary body thereof or (b) governmental or quasi-governmental authority of any nature, including, (i) any governmental agency, branch, department, official, or entity, (ii) any court, judicial authority, or other tribunal, and (iii) any arbitration body or tribunal.

“GP Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of the General Partner dated December 20, 2012, as amended by Amendment No. 1 to Fifth Amended and Restated Limited Liability Company Agreement of the General Partner dated October 21, 2013 and Amendment No. 2 to Fifth Amended and Restated Limited Liability Company Agreement of the General Partner dated December 12, 2013.

“GP Amendment” shall have the meaning specified in Section 6.07.

“GP Interest” shall have the meaning specified in Section 4.02(a).

“HSR Act” shall have the meaning specified in Section 3.03.

“Incentive Distribution Rights” has the meaning specified in the Partnership Agreement.

“Indemnified Party” means any of the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable.

“Indemnifying Party” shall have the meaning specified in Section 8.03(a).

“Knowledge” means the actual knowledge after due and reasonable inquiry of, in the case of the Sellers, the individuals listed in Schedule 2.01 and, in the case of the Buyer, the individuals listed in Schedule 2.02.

“Law” means any applicable domestic or foreign federal, state, local, municipal, or other administrative order, constitution, law, Order, policy, ordinance, rule, code, principle of common law, case, decision, regulation, statute, tariff or treaty, or other requirements with similar effect of any Governmental Authority or any binding provisions or interpretations of the foregoing.

“Liability” means, collectively, any indebtedness, commitment, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation, contingency, responsibility or other liability, in each case, whether fixed or unfixed, asserted or unasserted, due or to become due, accrued or unaccrued, absolute, contingent or otherwise.

“Loss” shall have the meaning specified in Section 8.02(a).

“Non-Recourse Persons” shall have the meaning specified in Section 8.09(b).

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, writ, decree or verdict entered, issued, made or rendered by any Governmental Authority.

“Organizational Document” means (i) with respect to a corporation, the articles or certificate of incorporation and bylaws thereof together with any other governing agreements or instruments of such corporation or the shareholders thereof, each as amended, (ii) with respect to a limited liability company, the certificate of formation and the operating or limited liability company agreement or regulations thereof, or any comparable governing instruments, each as amended, (iii) with respect to a partnership, the certificate of formation and the partnership agreement of the partnership and, if applicable, the Organizational Documents of such partnership’s general partner, or any comparable governing instruments, each as amended and (iv) with respect to any other Person, the organizational, constituent or governing documents or instruments of such Person.

“Outside Date” shall have the meaning specified in Section 10.01(f).

“Partnership” shall have the meaning specified in the recitals.

“Partnership Agreement” means First Amended and Restated Agreement of Limited Partnership of Access Midstream Partners, L.P. dated as of August 3, 2010, as amended by the Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Access Midstream Partners, L.P. dated as of July 24, 2012 and as further amended by the Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Access Midstream Partners, L.P., dated December 20, 2012.

“Party” means, as applicable, the Buyer and the Sellers.

“Person” means any individual, partnership, limited partnership, limited liability company, corporation, joint venture, trust, cooperative, association, foreign trust, unincorporated organization, foreign business organization or Governmental Authority or any department or agency thereof, and the heirs, executors, administrators, legal representatives, successors, and assigns of such “Person” where the context so permits.

“Proceedings” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority, arbitrator, or mediator.

“Purchase Price” shall have the meaning specified in Section 2.01(a).

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, dated December 20, 2012, by and among the Partnership, GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P., GIP-C Holding (CHK), L.P., GIP Eagle, GIP Hawk and the Buyer.

Registration Rights Assignment Agreement” means an agreement, in a form agreed to by the Buyer and the Sellers, assigning to the Buyer any and all registration rights held by the Sellers and their Affiliates under the Registration Rights Agreement.

“Remedies Exception” means the extent to which enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

“Representatives” means all directors, officers, managers, trustees, employees, consultants, advisors (including attorneys), or other representatives of a Person.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Seller” and “Sellers” shall have the meaning specified in the preamble.

“Seller AMV Units” shall have the meaning specified in the recitals.

“Seller Class B Units” shall have the meaning specified in the recitals.

“Seller Common Units” shall have the meaning specified in the recitals.

“Seller Confidential Information” means any and all data, information, ideas, concepts and knowledge, including reports, documents, correspondence, maps, interpretations, records, logs and technical, business or land data or information, and whether geological, geophysical, economic, financial, land, business or management in nature, whether electronic, written or oral; provided, however, that, notwithstanding the foregoing, the following will not constitute Seller Confidential Information: (i) information which is or becomes generally available to the public other than as a result of an unauthorized disclosure by the Buyer or any of its Affiliates or Representatives; (ii) information which was already known to the Buyer prior to such information being furnished to the Buyer; and (iii) information which becomes available to the Buyer from a source other than a Seller if, to the knowledge of the Buyer, such source was not subject to any prohibition against transmitting the information to the Buyer and was not bound by a confidentiality agreement to a Seller, including information which is acquired independently from a Third Party that has the right to disseminate such information at the time it is acquired by the Buyer; or (iv) is developed by the Buyer independently of Seller Confidential Information provided to the Buyer by or on behalf of the Seller.

“Seller Guarantee” means the guarantee of the obligations of the Sellers under this Agreement, dated as of the Closing Date, substantially in the form agreed by the Parties.

“Seller Indemnified Parties” shall have the meaning specified in Section 8.02(b).

“Seller Material Adverse Effect” means any event, change, fact, development, circumstance, condition or occurrence that, individually or in the aggregate with one or more other events, changes, facts, developments, circumstances, conditions or occurrences, would or would be reasonably likely to materially impair the ability of any Seller or its Affiliates to perform any of its obligations or to consummate any of the transactions under the Transaction Documents or otherwise materially threaten or materially impede the Sellers’ or their Affiliates’ consummation or performance of the transactions or obligations under the Transaction Documents.

“Subject Interests” shall have the meaning specified in the recitals.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, (b) a general partner interest is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof or (c) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses.

“Survival Period” shall have the meaning specified in Section 8.01.

“Tax” means (a) all taxes, charges, fees, levies, or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property, or other taxes, customs duties, fees, assessments, or charges of any kind whatsoever, or other tax of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts, imposed by any Tax Authority and (b) any Liability for the payment of any amounts of any of the foregoing as a result of being a member of an affiliated, consolidated, combined, or unitary group or being a party to any agreement or arrangement whereby Liability for payment of such amounts was determined or taken into account with reference to the Liability of any other Person.

“Tax Authority” means a Governmental Authority or political subdivision thereof responsible for the imposition, administration, assessment, or collection of any Tax (domestic or foreign) and the agency (if any) charged with the collection or administration of such Tax for such entity or subdivision.

“Tax Returns” means any return, declaration, report, claim for refund, estimate, information, rendition, statement or other document pertaining to any Taxes required to be filed with a Governmental Authority, and including any attachments or supplements or amendments thereto.

“Third Party” means any Person other than (i) a Party, (ii) an Affiliate of a Party or (iii) an Acquired Company.

“Third Party Claim” shall have the meaning specified in Section 8.03(b).

“Transaction Documents” means, collectively, this Agreement, the Seller Guarantee, and any and all other agreements or instruments provided for in this Agreement to be executed and delivered by the Parties in connection with the transactions contemplated hereby (excluding, for the avoidance of doubt, any agreement or instrument to be executed and delivered in connection with the WPZ Transaction).

“Transfer Taxes” shall have the meaning specified in Section 9.01.

“Tribunal” shall have the meaning specified in Section 6.05(c).

“Williams Directors and Managers” shall have the meaning specified in Section 6.02(c).

“WPZ Transaction” means the combination of Williams Partners L.P. and the Partnership as described in the draft press release related to such transaction provided by the Buyer to the Sellers.

Section 1.02 Rules of Interpretation . Unless expressly provided for elsewhere in this Agreement, this Agreement shall be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives mean “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms shall have corresponding meanings;

(e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders;

(i) the Transaction Documents have been jointly prepared by the parties thereto, and no Transaction Document shall be construed against any Person as the principal draftsperson hereof or thereof, and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Exhibit or Schedule means a Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Exhibits and Schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement;

(m) unless otherwise specified herein, all accounting terms used herein shall be interpreted, and all determinations with respect to accounting matters hereunder shall be made, in accordance with GAAP, applied on a consistent basis;

(n) all references to days shall mean calendar days unless otherwise provided;

(o) all references to time shall mean New York City time;

(p) references to any Person shall include such Person’s successors and permitted assigns;

(q) any references to a Person that will be party to a Transaction Document includes any Person that is contemplated hereunder to be party to a Transaction Document; and

(r) all references in Article III, Article IV and Article V to any Law or Contract shall mean such Law or Contract, as in effect on the such representation was made.

(s) in each case in which Buyer has any obligation to cause the “Acquired Companies” to take or refrain from taking any action in Section 6.09, Section 6.10 and Section 8.08, as applied to the Partnership and its Subsidiaries, such obligation shall be limited to the obligation of the Buyer to use commercially reasonable efforts to cause the Partnership and its Subsidiaries to take or refrain from taking such action, which efforts shall include the exercise (directly or indirectly through its appointed directors or managers, except as would be inconsistent with any duties of such directors or managers under applicable Law or the applicable provisions of the GP Agreement, the AMV Agreement or the Partnership Agreement) of the voting, consent or veto rights of the Buyer with respect to its ownership interests therein, solely to the extent that such rights are available under the terms of the applicable Organizational Documents and any other Contracts.

SCHEDULE 1.01 – Seller Subject Interests / Purchase Price Allocation1

			Subject Interests
	Common Units	Seller Common Units (% Ownership)	Common Units Purchase Price	Class B Units	Seller Class B Units (% Ownership)	Class B Units Purchase Price	AMV Units	Seller AMV Units (% Ownership)	Seller AMV Units Purchase Price	Total Purchase Price
GIP Eagle	42,429,970	87.049%	$2,773,222,839.20	—	—	—	500	100%	$2,394,815,447.12	$5,168,038,286.32
GIP Hawk	5,335,317	10.946%	$348,716,319.12	6,040,758	95.280%	$394,823,942.88	—	—	—	$743,540,262.00
GIP Eagle 2	712,757	1.462%	$46,585,797.52	—	—	—	—	—	—	$46,585,797.52
GIP Hawk 2	264,317	0.542%	$17,275,759.12	299,264	4.720%	$19,559,895.04	—	—	—	$36,835,654.16
Total:	48,742,361	100%	$3,185,800,714.96	6,340,022	100%	$414,383,837.92	500	100%	$2,394,815,447.12	$5,995,000,000.00

[1]	Seller Class B Units to be updated at Closing as contemplated by Section 2.03.

SCHEDULE 2.01 – Knowledge of the Sellers

William J. Brilliant

William A. Woodburn

James J. Cleary

SCHEDULE 2.02 – Knowledge of Buyer

Alan S. Armstrong

Donald R. Chappel

Frank E. Billings